                UNITED STATES SECURITIES AND EXCHANGE COMMISSION




                                   FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                                 SPACEDEV, INC.


          Colorado                                      84-1374613
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


                    13855 Stowe Drive Poway, California 92064
               (Address of principal executive office) (Zip Code)



Issuer's telephone number: (858) 375-2030


Securities to be registered under Section 12(b) of the Act:

     Title of each class                         Name of each exchange on which
     to be so registered                         each class is to be registered

           None.                                             None.





Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $.0001 par value
                                (Title of Class)


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

                                TABLE OF CONTENTS
PART I................................................................................................................4


ITEM 1.      DESCRIPTION OF BUSINESS..................................................................................4

   BACKGROUND.........................................................................................................4
   THE COMPANY........................................................................................................5
   BUSINESS PLAN......................................................................................................6
   PRODUCTS AND SERVICES..............................................................................................7
   MARKET STRATEGIES..................................................................................................9
   COMPETITION.......................................................................................................11
   REGULATION........................................................................................................12
   EMPLOYEES.........................................................................................................13
   INTELLECTUAL PROPERTY.............................................................................................13

ITEM 2.      MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION...............................................13

   OVERVIEW..........................................................................................................14
   RESULTS OF OPERATIONS FOR THE FOUR-MONTH PERIOD ENDED DECEMBER 31, 1997 AND THE FISCAL YEAR
   ENDED DECEMBER 31, 1998...........................................................................................14
   RESULTS OF OPERATIONS FOR NINE MONTHS ENDED SEPTEMBER 30, 1999....................................................15
   LIQUIDITY AND CAPITAL RESOURCES...................................................................................16
   RECENT DEVELOPMENTS...............................................................................................17
   YEAR 2000 COMPLIANCE..............................................................................................17

ITEM 3.      DESCRIPTION OF PROPERTY.................................................................................18


ITEM 4.      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT..........................................18


ITEM 5.      DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.........................................19


ITEM 6.      EXECUTIVE COMPENSATION..................................................................................22

   REMUNERATION PAID TO EXECUTIVES...................................................................................22
   EMPLOYMENT AGREEMENTS.............................................................................................25
   EMPLOYEE BENEFITS.................................................................................................26

ITEM 7.      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..........................................................26

   COMMON STOCK......................................................................................................27
   PREFERRED STOCK...................................................................................................27

PART II..............................................................................................................27


ITEM 1.      MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
RELATED STOCKHOLDER MATTERS..........................................................................................28

   MARKET INFORMATION................................................................................................28
   HOLDERS...........................................................................................................28
   DIVIDENDS.........................................................................................................28

ITEM 2.      LEGAL PROCEEDINGS.......................................................................................28


ITEM 3.      CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS...........................................................28


ITEM 4.      RECENT SALES OF UNREGISTERED SECURITIES.................................................................29


ITEM 5.      INDEMNIFICATION OF DIRECTORS AND OFFICERS...............................................................30

                                       2
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ITEM 6.      FINANCIAL STATEMENTS....................................................................................31


PART III.............................................................................................................32


ITEM 1.      INDEX TO EXHIBITS.......................................................................................32


ITEM 2.      DESCRIPTION OF EXHIBITS.................................................................................32


SIGNATURES...........................................................................................................33


                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

BACKGROUND


     SpaceDev, Inc., consisting of one wholly owned subsidiary and one Division, is a development-stage company organized under the laws of the State of Colorado on December 23, 1996. It became a publicly traded company in October 1997 and is currently trading on the Over-The-Counter Bulletin Board exchange under the symbol "SPDV."

     SpaceDev's overall vision is to establish itself as the world's first commercial space exploration and development company operating in "small space"
- small spacecraft, small space transportation systems and focused, low-cost mission solutions. SpaceDev believes it is pioneering a revolutionary space-products business that has strong parallels to the early days of the microcomputer revolution. The Company's approach is to provide small spacecraft
- approximately 250 kg mass and less - and compatible small space transportation vehicles to a growing market of commercial and government customers. SpaceDev intends to use common commercial business practices, whenever possible, rather than the government-driven processes that dominate the space industry. SpaceDev seeks to avoid "re-inventing the wheel" on each project and instead intends to rely on proven, "trailing-edge" technologies used in new ways, and relatively innovative stable product and service offerings.

     Since its inception, a specific SpaceDev objective has been to be the first company to successfully define, implement and execute commercial, low-cost deep-space missions, i.e., missions to the Moon and beyond. All prior deep-space missions to date - U.S. and foreign - have been government-defined and relatively expensive. However, following trends from the space telecommunications sector that began decades ago and more recently in the space remote-sensing sector, commercial practices have begun to penetrate the deep-space sector - already a multi-billion-dollar market worldwide. As these commercial practices take hold and the results of NASA's "faster, better, cheaper" initiatives bear fruit, total mission costs should decrease.

     SpaceDev's first entrant in this new arena, the Near Earth Asteroid Prospector (NEAP) mission, was announced in 1997. The Company began offering commercial Mars and lunar missions in 1999. Since then, the Company has been actively marketing these missions as enabling products that could provide unique information content to selected Internet, media, entertainment and education markets.

     From the outset, the Company's strategy has been to rapidly build a growing, horizontally integrated company that provides low-cost access to space through profitable, fixed-price commercial sales. This buildup is fueled by in-house growth and by strategic acquisitions. Selected space-business niches will be targeted for acquisition and integration.

     A prime element of this strategy is a strong focus on small, capable, low-cost satellites and launch systems addressing the deep space and Earth-orbiting markets. Small satellites are also a key element of low-cost Earth-orbiting missions, for which demand is rising. Analogous to the computer field, such small satellites are often called "microsatellites" or "micro-spacecraft," with their associated "micromissions."

     Another key aspect of SpaceDev's strategy is the hiring of individuals with world-class experience and skills in the areas above, combined with strategic acquisitions of companies successfully engaged in these markets. The Company intends to gain maximum competitive advantage by developing and offering a limited yet relevant suite of proprietary, open-standard small satellites, launch systems and related subsystem components. This is how the Company intends to avoid re-inventing the wheel on each project.

THE COMPANY

     In February 1998, the Company acquired Integrated Space Systems (ISS, in San Diego) ISS is now a wholly owned SpaceDev subsidiary. Most ISS employees are former launch-vehicle engineers and managers who worked for General Dynamics in San Diego. At ISS they perform aerospace-engineering services and R&D, with a principal focus on launch-system and propulsion-module products. In August 1998 SpaceDev also acquired the patents and intellectual property produced by the former American Rocket Company (AMROC), which specialized in hybrid rocket technology (solid fuel and liquid or gas oxidizer) for small sounding rockets and launch vehicles.

     In October 1998 the Company entered into an agreement with Space Innovations Limited (SIL) in Newbury, England to acquire all of the shares of SIL in exchange for shares of SpaceDev. By mutual and amicable agreement of both parties, this transaction was rescinded in December 1999. The primary reason for the rescission was the difficulties that SpaceDev and SIL encountered in working with each other due to the new highly restrictive technology-transfer regulations instituted by the United States.


     Commercial space missions are defined and offered by SpaceDev's Space Missions Division, with support from ISS, and selected outside partner organizations. In August 1998 SpaceDev hired two experts in the field of low-cost spacecraft and space-mission development, Jan King and Rex Ridenoure; together they form the core technical leadership of this Division.

     With the acquisition of ISS, SpaceDev's employee base increased to 20 employees in February 1998. This number is expected to increase to approximately 40 over the next 12 months. The Company is actively investigating further strategic acquisitions.

     By 1998 the core SpaceDev team had refined the definition of the NEAP mission to the degree that NASA formally recognized it as a "Mission of Opportunity." Established scientists and engineers then began supporting the concept with scientific-investigation proposals to NASA and commitments from their home institutions, including three letters of intent for the design and fabrication of science instruments. In late 1998 SpaceDev began the approximately two-year process of working with NASA's Jet Propulsion Laboratory
(JPL) to secure scarce Deep Space Network (DSN) tracking time for the mission. By the summer of 1999, JPL and NASA Headquarters formally agreed that NASA was prepared to support the NEAP mission with the DSN. A firm contract for a ride on NEAP was signed with a payload sponsor in mid-1999. Launch was planned for late 2001, with a rendezvous at the near-Earth asteroid Nereus in mid-2002. Multiple back-up targets are available, if the mission schedule is required to slip. Due to the number of factors involved and the Company's need for funding, there can be no assurance that NEAP will be launched.

     Also in late 1998, SpaceDev began bidding on and winning government-sponsored R&D contracts directly relevant to its strategic interests. The Company competed with seven other industry teams to perform a mission and spacecraft feasibility assessment study of proposed 200-kg Mars micromissions and was one of five firms selected by JPL. The final report was delivered to JPL in March 1999. A few months later JPL initiated a procurement action for at least one such spacecraft, to be launched in 2003. For several reasons, the Company decided not to compete for this NASA contract, but has continued refining its baseline micromissions concept independent of NASA and JPL, and is now offering lunar and Mars commercial deep-space missions based on this design.

     In mid-1999 SpaceDev's ISS subsidiary competitively won an R&D contract from the U.S. Air Force Office of Space Launch to study a family of very small, hybrid-based "micro" kick-motors for small-satellite orbital transfer applications. At about the same time, ISS and Lockheed Martin Astronautics (LMA) entered into a joint marketing agreement to sell packaged commercial launch services involving two to four small satellites on LMA's Athena launch vehicle.

     In November 1999 the Space Missions Division was awarded a $4,995,868 million turnkey mission contract by the Space Sciences Laboratory (SSL) at University of California, Berkeley (UCB). SpaceDev was competitively selected by UCB/SSL to design, build, integrate, test and operate a small scientific, Earth-orbiting spacecraft called CHIPSat.

     Also in November 1999 SpaceDev hired Charles Lloyd, a leader in the commercial launch systems field, to be CEO of ISS and CFO for SpaceDev. Mr. Lloyd brings to the Company extensive experience in corporate finance and strategic planning as well as direct, recent experience with the development and implementation of a global marketing and sales organization for commercial launch systems.

BUSINESS PLAN

     SpaceDev's corporate goal is to increase the intrinsic value of the Company by providing proprietary, reliable, low-cost access to space through innovative solutions currently lacking in the marketplace. The Space Missions Division intends to define and market proprietary, open standards-based, low-cost space-mission solutions involving microsatellites and nanosatellites. ISS continues to market its current products and services to the aerospace industry as well as expand its offerings. SpaceDev intends to continue developing new products and services the Company's management believes are needed in the marketplace.

      SpaceDev is successfully implementing a strategic thrust to be perceived and regarded as an experienced provider of small-satellite launch-integration services. Its staff and some carefully selected external partners have a combined experience base with such systems - direct experience in defining, implementing and operating several dozen small-spacecraft missions - believed to be equal to any in the industry. This allows the Company to identify launch opportunities (whether on U.S. or foreign launchers), conceive and evaluate small-satellite designs matched with those opportunities and to support the design, development, test, integration, launch and operations of these satellites.

     SpaceDev believes that a majority of its customers are drawn to the Company because they are being underserved by the traditional aerospace industry. Most of the companies that have been servicing this market - especially U.S. companies - have recently redirected their efforts to larger systems, leaving a relatively unpopulated market niche for SpaceDev to fill just as the demand for small satellites is blossoming. The Company intends to continue to introduce new and useful low-cost space products and services designed to meet customers' needs, all with an aggressive and practical commercial approach.

     The Company's preferred space-mission implementation approach has the following attributes atypical of projects done by traditional defense contractors:

     o    SpaceDev-proprietary spacecraft and launch-vehicle interfaces
     o SpaceDev-defined products and services from a catalog, rather than designs responding to government-supplied specifications
     o A focus on "Small Space, " involving turnkey mission solutions and application of proven commercial business practices such as space insurance, competitive pricing and creative billing arrangements
     o    Relatively simple and elegant programmatic and technical solutions

     The Company believes that this business model emphasizing smaller satellites, commercial approaches, technological simplicity, architectural and interface standardization and horizontal integration ("whole product") provides the following advantages:

     o Enables small-space customers to contract for end-to-end mission solutions, reducing the need for and complexity of finding other contractors for different project tasks
     o Creates an easy and convenient way for customers to contract for space missions and/or spacecraft subsystems
     o Lowers total project costs and therefore provides greater value and increases return on investment for SpaceDev and its customers
     o    Creates barriers to entry and competition from competitors

     Though the Company prefers to define and execute complete space missions for clients, it also offers customers space-delivery services (for customer-supplied science or technology demonstration payloads);
science-instrument or technology-demonstration data-set products (from SpaceDev-supplied payloads); integration and launch services (for a customer-supplied spacecraft); and space hardware from commercial price lists (for customer spacecraft).

     These features of the Company's business approach thus place it more into the template that existed during the early days of the microcomputer revolution rather than into the classical patterns of the existing government-dominated, limited-profit margin, aerospace industry.

PRODUCTS AND SERVICES

     SpaceDev's products and services are grouped into three business areas:
Space Missions, Space Products and Engineering Services. Its business is not seasonal to any significant extent; however, because it is a commercial business, it follows normal industry trends.

     SPACE MISSIONS

     The Company's Space Missions Division offers commercial, standards-based turnkey space missions for sale as products to a variety of customer bases (government agencies, other countries, universities, corporations, consortia, individuals, etc.). It is this product line for which SpaceDev was originally formed, particularly in the deep-space arena.

     DEEP-SPACE MISSIONS. SpaceDev defined the NEAP mission in 1997-99 and has been in the process of taking the necessary steps for project implementation. In 1998 NASA Headquarters recognized the project as a valid commercial "Mission of Opportunity" for both its Discovery Program of solar-system exploration missions and Mid-class Explorer ("MIDEX") program of space-science missions. This opened the door for space scientists to submit proposals to NASA for science-instrument development funding and for coverage of the fee that SpaceDev would charge the scientist for an instrument ride on NEAP. Three proposals were submitted (two to Discovery and one to MIDEX) in 1998, but none were selected nor funded. In December 1998, SpaceDev funded JPL to evaluate the feasibility of supporting the NEAP mission with NASA's DSN, and in October 1999 JPL and NASA headquarters concurred that such support was feasible. From the mission-operations standpoint, NASA now treats NEAP as a valid mission (an "Advanced Planning" mission). NEAP is the first proposed commercial deep-space mission to be granted this status.

     In December 1998, approximately fifteen months after SpaceDev announced the feasibility of deep space missions costing less than $50 million, a SpaceDev-led team was awarded a contract by JPL to assess the feasibility of sending "micromissions" to Mars for less than $50M total mission cost each. These missions would cost approximately one-third to one-fifth of recent Mars-mission costs. An extensive final report was submitted to JPL the following March. This work formed the basis for redefining the NEAP mission to be significantly smaller and lower cost than the previous baseline and also prompted SpaceDev to offer low-cost commercial lunar orbiter and Mars probe-carrier missions employing a similar design. The Company marketed its commercial micromissions concept during the summer of 1999 and by late fall was fielding inquiries from various U.S. and foreign prospects.

     EARTH-ORBITING MISSIONS. A natural byproduct of the Company's focus on small, low-cost spacecraft for commercial deep-space mission applications is the in-house capability to design, build, market and sell similar concepts for Earth-orbiting applications.

     In November 1999 the Space Missions Division was awarded a turnkey mission contract by the Space Sciences Laboratory (SSL) at University of California, Berkeley (UCB). SpaceDev was competitively selected by UCB/SSL's Dr. Michael Hurwitz to design, build, integrate, test and operate a small spacecraft called CHIPSat. The 85-kg microspacecraft will carry one science instrument, the Cosmic Hot Interstellar Plasma Spectrometer, or CHIPS. CHIPS facilitates the observation and diagnosis of the astrophysical environment in the void outside our solar system and between the nearby stars in our galaxy. Dr. Hurwitz, the CHIPS Principal Investigator, and his team are responsible for the overall CHIPSat mission, designing and building the CHIPS instrument, and performing the science-data analysis.

     CHIPSat is the first mission of NASA's low-cost University-Class Explorer
(UNEX) series to be approved for the implementation phase. SpaceDev started its work on the CHIPSat project in November 1999 under the $4,995,868 million commercial, fixed-price contract with UCB. Initial integration and testing of the spacecraft's components are planned at the Company's headquarters in Poway in late 2000. Launch at the Cape Canaveral Air Station on a Boeing Delta II is expected in early 2002, followed by one year of mission operations to be controlled at SpaceDev's Mission Control Center in Poway, California.

     SpaceDev believes that the CHIPSat contract establishes the Company as a significant competitor in the small-satellite arena, and it expects this perception to spread rapidly among NASA, DoD, university/R&D, and foreign and commercial customer bases during the next several months.

     SPACE PRODUCTS

     SpaceDev's space-products business currently includes spacecraft and related space systems; launch vehicles and propulsion modules.

       SPACECRAFT AND RELATED SPACE SYSTEMS. The Company is presently bidding on several programs to supply spacecraft buses that would utilize the basic elements of the CHIPSat and other proprietary spacecraft designs.

     LAUNCH VEHICLES AND PROPULSION MODULES. Currently, SpaceDev's ISS subsidiary is performing design analyses and computer simulations of various sounding rockets and launch vehicles that primarily use hybrid-propulsion technology (based on the AMROC intellectual property). The Company anticipates the possible spin-off of this activity from ISS once specific product lines are defined and developed. Currently, however, no action has been taken to accomplish such a spin-off.

     In mid-1999 ISS competitively won an R&D contract from the U.S. Air Force Office of Space Launch to study the feasibility of building small, hybrid-based "micro" kick-motors for small-satellite applications. The Secondary Payload Orbital Transfer Vehicle (SPOTV) family has a multitude of possible on-orbit uses and is now being marketed by SpaceDev as a part of its growing product line.

     ENGINEERING SERVICES

     SpaceDev corporate-level staff and staff in SMD and ISS are available for supplying aerospace-related technical services to a variety of clients. ISS is currently most actively engaged in such services.

     Most ISS employees are former launch systems engineers and managers at General Dynamics in San Diego; many have extensive experience with the Atlas family of launch vehicles and other large-scale rockets and launch facilities. The ISS staff has core competencies in engineering design and analysis; system modeling and simulation; instrumentation and testing; launch-site operations and range safety; launch environments and transport; and mission and trajectory design. Other skills include project planning and development; systems engineering and pre-design engineering (e.g., definition of engineering processes and methods); and systems integration.

     ISS has recently performed launch-vehicle design and testing support services for the Atlas launcher program, Titan/Centaur program and the Kistler Aerospace launcher development program. ISS has also provided launch-site design, analysis, test and operations support for various U.S. launcher programs and launch sites. Various engineering services have been supplied to over a dozen unmanned spacecraft, manned spacecraft and Remotely Piloted Vehicles
(RPVs).

MARKET STRATEGIES

     SPACE MISSIONS

     The Company intends through its commercial deep-space and Earth-orbiting missions to prove its viability and establish itself as the premier commercial space-exploration and development company. Once it has established its capabilities for insured, high-quality, fast turnaround and low-cost systems and missions, the Company believes it will be able to effectively compete, develop new markets and expand existing markets for space exploration and other applications.

     The Company believes that its low-cost commercial missions can provide unique information content to various traditionally unconventional space-mission customers. In particular, the Company is actively seeking potential strategic partners and customers who share SpaceDev's vision of the convergence of commercial deep-space activities with selected Internet, media, entertainment and education activities.

     DEEP-SPACE MISSIONS. Since all deep-space missions to date world-wide have been defined and executed by various government agencies, SpaceDev's plan for defining and executing such missions as a commercial venture places the Company at the forefront of a new way of doing business in this arena. Under such conditions, questions naturally arise within the space community about whether the Company and its partners are capable of successfully performing in this arena. The Company's approach is two-fold: (1) Selectively compete for deep-space related work (R&D studies and development efforts as well as real projects) against established space-systems companies, and (2) Define, develop and execute space missions independently of government agencies. Inherent to the latter approach is a concerted effort to define and cultivate alternative sponsors for these missions, such as other commercial companies, research and technology consortia, non-U.S. space interests, etc.

     SpaceDev's win of the JPL-funded Mars Micromissions study in 1998 is representative of approach (1) above, while its efforts to define and promote the NEAP mission fit approach (2) above.

     EARTH-ORBITING MISSIONS. The market situation in this arena has similarities to the deep-space arena, but there are more competitors and a wider variety and greater number of missions to consider as marketing targets. The challenge here, as in the deep-space arena, is for the Company to rapidly establish credibility by selectively competing for and winning R&D studies and development efforts as well as real projects. The Company's commercial focus works more easily with government-funded efforts if it performs the work on a commercial basis for a Principal Investigator or task manager who interfaces directly with the government sponsor(s). For non-governmental sponsors, the Company prefers to deal directly with the customer(s).

     SPACE PRODUCTS

       SPACECRAFT AND RELATED SPACE SYSTEMS. In general, the Company believes that any market target in the space-missions segment discussed above also represents a potential customer for its space products (vs. turnkey missions). This includes both the earth-orbiting and deep space markets.

     LAUNCH VEHICLES AND PROPULSION MODULES. SpaceDev addresses this market segment with its ISS subsidiary. Small spacecraft are produced by government agencies, universities and commercial companies throughout the United States, Europe and Japan. These spacecraft represent significant science and technology-demonstration opportunities that require exposure to the space environment to fulfill their mission objectives. Annual launch rates for such spacecraft are limited principally by the high cost of current launch vehicles. These conditions result in many valuable experiments and payloads being left on the ground.

     Recognizing this problem, government and commercial industry have been performing research and development in an attempt to reduce the cost per kilogram (or pound) to orbit for small spacecraft. Paul Coleman, president of the Universities Space Research Association (USRA), has challenged the space industry with launch-cost targets priced between $2.0M and $3.5M for a 300-kg spacecraft. Clearly, today's commonly used launch-vehicle technologies cannot achieve this goal. Launch service users have pinned their future hopes on reusable launch vehicles, which appear to be ten years or more away from day-to-day use, to lower launch costs.

     In the near term the only real hope for small spacecraft is to find an alternative path to space using a secondary ride system such as the Ariane Structure for Auxiliary Payloads (ASAP) or a low-cost launch system yet to be developed. ISS retained key personnel critical in the development of General Dynamics' Atlas Centaur launch vehicle. It is believed that this level of experience has never before been available to the small launch-vehicle market. ISS has also obtained the rights to the patents and intellectual property produced by the former American Rocket Company (AMROC), which specialized in hybrid rocket technology (solid fuel and liquid or gas oxidizer) in the design of sounding rockets and launch vehicles.

     The ISS approach of combining large-vehicle expertise with the lower cost inherent in hybrid rocket technology could give small payload customers new and valuable capabilities at small-business savings. SpaceDev research has indicated a very large university and government market, starving for cost-effective access to space. ISS intends to put that expertise to work building a family of orbital transfer vehicles and small launch vehicles using hybrid rocket technology. The funds need to fully develop this family of vehicles have not yet been secured and there is no guarantee that these funds can be raised.

     ENGINEERING SERVICES

     SpaceDev addresses this market segment principally with its ISS subsidiary, though the SMD staff can be applied selectively to provide such services. The current business base lies principally within the aerospace- engineering and test-services market. ISS can be distinguished from its competitors by its highly experienced personnel, who gained their knowledge and know-how during years of employment with major aerospace companies (General Dynamics Space Systems in particular). Contemporary space-market analysis indicates an overall trend toward shrinking budgets. This could result in smaller spacecraft, rapid turn-ons, shorter schedules and smaller project budgets. ISS is being groomed to work within this environment. ISS intends to exploit its technologies, low-cost focus, rapid turn-on capabilities and small-business assets to form teaming arrangements, solicit business and win contracts.

     Currently no experienced small launch-vehicle company is known to offer this service to space-vehicle contractors. ISS also offers experienced personnel to launch-vehicle customers as a low-cost alternative to in-house capabilities. ISS provides companies the ability to complete jobs where the work has surpassed workforce capabilities or the task requires unique expertise, without having to hire permanent employees.

COMPETITION

     SpaceDev believes that competition for sales of its products and services is based on price, performance and other technical features, contracting approach, reliability, scheduling, customization, and in some situations, geography.

     SPACE MISSIONS

     The primary domestic competition for space missions in the targeted SpaceDev markets comes from such companies as Orbital Sciences Corporation, Ball Aerospace and Technology Corporation, Spectrum Astro, Inc., Space Dynamics Laboratory and AeroAstro. Though Lockheed Martin Aerospace, TRW, Inc., Swales Aerospace, GM Hughes Electronics and a few other companies and R&D organizations are perhaps capable of mounting a competition in these markets, the Company is not aware of any serious intent to do so. SpaceDev believes that it has made much more substantial and significant progress compared to these firms in defining business models and pursuing sales in the small, emerging commercial deep-space and Earth-orbiting markets. In addition to private companies there are certain universities in the United States that have the capability to produce reasonably simple satellites.

     The clear competitor in the international arena is Surrey Satellite Technology Limited in the UK. Swedish Space Corporation is also able to compete in the small-satellite arena; they were named in November 1999 as the prime contractor for ESA's SMART-1 technology-demonstration spacecraft to the Moon.

     The Company is not aware of any current direct and credible competition in the field of commercial space exploration and development. Firms such as those mentioned above and other R&D laboratories (e.g., JPL, Applied Physics Laboratory, ISAS in Japan) have the technical knowledge and experience to design and execute missions similar to NEAP and CHIPSat, but they are primarily government agencies or contractors. SpaceDev management believes that federal procurement regulations and accounting systems make it difficult if not impossible for these companies and labs to compete on price with the Company.

     Governments and government programs like those in NASA, ESA and the Japanese space agencies (NASDA and ISAS) have executed many missions over a period of many years, but all of these are characterized by long lead times, high expense, little flexibility, and generally uninsured payloads. It is SpaceDev's opinion that NASA Administrator Dan Goldin has done an excellent job in lowering the cost of NASA missions, but the cost has declined from billions of dollars to hundreds of millions of dollars, whereas SpaceDev is targeting missions costing tens of millions. With the overhead and culture of such agencies and their defense contractors, it may be difficult for the government-defined and managed programs to lower costs much more.

     The Company believes that government-driven programs pose very little threat of competing on the basis of price, although governments have considerably greater experience, and substantially greater financial, workforce and facilities resources. The Company also believes that governments and their legislatures will increasingly encourage and support private, routine commercial space exploration due to budgetary pressures, private-sector job creation and tax-revenue considerations.

     SPACE PRODUCTS

     The trend in some sectors of the space industry to smaller, lower cost spacecraft is creating a new market for smaller, cheaper, launch-on-demand space systems. With respect to SpaceDev's initiatives into low-cost launch systems, several competitors have already entered the top end of this small-satellite market, including Lockheed Martin with its Athena launch vehicle and Orbital Sciences Corporation with its Pegasus and Taurus. The launch costs of these vehicles, beginning at approximately $16 million per launch, are considered by many to be too expensive for university-class and micro-spacecraft missions, resulting in low launch rates for these launch systems. Although these companies have been operating longer than SpaceDev, the Company believes that it may be able to effectively compete against them in the area of launching small satellites for under $10 million. This, combined with what is perceived as the rapid growth in the demand for mini and micro-satellites, has left the market open for a low-cost, reliable, rapidly deployed family of launch vehicles.

      EXPENDABLE LAUNCH VEHICLES. Today's launch mainstays in the large launch-vehicle class are the United States' Titan, European Ariane and Russian Proton and Zenit. In the medium launch-vehicle class the United States' Atlas and Delta rockets face heavy competition from around the world from the European Space Agency, former Soviet States and more recently from Japan, China and India. In the small launch-vehicle class the United States' Athena, Taurus and Pegasus are dominant. Microcosm, Inc. has been working on the development of a low-cost family of expendables called Scorpius, with first orbital launch not expected before 2002. A common thread in the existing medium and small launch-vehicle classes is that the United States' launch systems are consistently more expensive than their foreign counterparts. SpaceDev believes there is a great need for a low-cost (less than $10 million) U.S.-built and controlled micro launch system. SpaceDev has not formally initiated a launch vehicle program and might not in the future.

     RE-USABLE LAUNCH VEHICLES. There is only one partially re-usable launch vehicle currently in use: the Space Shuttle (the "Space Transportation System," or STS). Over the past five years, a multitude of companies have been working on a variety of designs to capture this market. The most notable attempts at developing re-usable vehicles are the NASA co-sponsored X-33/Venture Star (with a Lockheed Martin-led consortium), the X-34 (with an Orbital-led consortium) and the X-38 (led by Boeing). Other commercial firms such as Kistler, Kelly, Roton, and Pioneer Rocketplane are attempting to develop conceptually similar systems.

     ENGINEERING SERVICES

     There are a number of small to very large companies that supply engineering services in the space arena. SpaceDev offers one unique capability in that it has collocated in one area both launch and spacecraft engineers. This allows the Company to provide efficient and coordinated responses to design issues that almost always have both spacecraft and launch considerations.

REGULATION

     The Company's business activities are regulated by various agencies and departments of the U.S. Government and, in certain circumstances, the governments of other countries. Exports of the Company's products, services, and technical information require licenses from the U.S. Department of State, which recently published new regulations restricting the ability of U.S. based companies to complete off-shore launches, or to export certain satellite components and technical data to certain non-NATO countries. Commercial space launches require licenses from the U.S. Department of Transportation.

     Command and telemetry frequency assignments for space missions are regulated internationally by the International Telecommunications Union (ITU) and in the U.S. by the Federal Communications Commission (FCC) and National Telecommunications Information Agency (NTIA).

     In addition, the Company is required to obtain permits, licenses, and other authorizations under federal, state, local and foreign statutes, laws or regulations or other governmental restrictions relating to the environment or to emissions, discharges or releases of pollutants, contaminants, petroleum or petroleum products, chemicals or industrial, toxic or hazardous substances or wastes into the environment including, without limitation, ambient air, surface water, ground water, or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, petroleum or petroleum products, chemicals or industrial, toxic or hazardous substances or wastes or the clean-up or other remediation thereof.

     The failure of the Company to comply with any of the above mentioned regulations could have material adverse effects.

EMPLOYEES

     As of the date of this registration statement, the Company, together with ISS, employs approximately 25 persons full and part-time, of which most are aerospace, mechanical and electrical engineers. The Company expects to hire other personnel as necessary for product development, quality assurance, sales and marketing and administration.

     SpaceDev does not have any collective bargaining agreements with its employees and believes its employee relations are good. An employee stock-incentive program and an employee stock-purchase program were approved at the 1999 annual shareholders meeting and have been implemented.

INTELLECTUAL PROPERTY

     SpaceDev relies in part on patents, trade secrets and know-how to develop and maintain its competitive position and technological advantage. The Company intends to protect its intellectual property through a combination of license agreements, trademark, servicemark, copyright, trade secret laws and other methods of restricting disclosure and transferring title. There is no guarantee that such applications will be granted. The Company has and intends to continue entering into confidentiality agreements with its employees, consultants and vendors; entering into license agreements with third parties; and generally seeking to control access to and distribution of its intellectual property.

     In August 1998, SpaceDev acquired license to intellectual property (including patents and trade secrets) from an individual who had acquired them from the former American Rocket Company (AMROC), which specialized in hybrid rocket technology. The Company issued warrants to this individual to purchase a minimum of 100,000 and a maximum of 3,000,000 shares of its Common Stock over the next 10 years, depending on the Company's annual revenues related to sales of hybrid technology-based products.

     In 1999 the Company began preparing a new patent application addressing a technological need in the small-satellite arena. It expects to submit the application in early 2000.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

       The following discussion should be read in conjunction with the Company financial statements and the notes thereto and the other financial information appearing elsewhere in this document. In addition to historical information, the following discussion and other parts of this document contain forward-looking information that involves risks and uncertainties. Actual results could differ materially from those anticipated by such forward-looking information due to risk factors discussed elsewhere in this submittal.

OVERVIEW

     SpaceDev, Inc. is a development-stage company organized under the laws of the State of Colorado on December 23, 1996. It became a publicly traded company in October 1997 and is currently trading on the Over-The-Counter Bulletin Board exchange under the symbol "SPDV."

     SpaceDev's overall vision is to establish itself as the world's first commercial space exploration and development company operating in "small space"
- small spacecraft, small space transportation systems and focused, low-cost mission solutions. SpaceDev is pioneering a revolutionary space-products business that has strong parallels to the early days of the microcomputer revolution. The Company's approach is to provide small spacecraft - approximately 250 kg mass and less - and compatible small launch vehicles to a growing market of commercial and government customers. SpaceDev intends to use common commercial business practices rather than the government-driven processes that dominate the space industry. SpaceDev seeks to avoid "re-inventing the wheel" on each project and instead intend to rely on proven, "trailing-edge" technologies and relatively stable product and service offerings.

     During 1997 operating activities consisted largely of developing the preliminary designs and mission analysis for the NEAP mission. During 1998, SpaceDev acquired ISS and SIL. In 1998, operating activities included engineering technical services work for aerospace customers and continued development of NEAP preliminary designs and mission analysis. During 1999, operating activities included preliminary design and conceptual studies for the CHIPSat program, engineering technical services and continued work on the NEAP mission. SpaceDev's employee base increased with the acquisition of ISS to 20 employees in February 1998.

      Effective December 17, 1999, SpaceDev. Inc. entered a "Mutual Release and Rescission of Agreement" with the management of Space Innovations Limited (SIL) to rescind the original acquisition of SIL by SpaceDev. Following general acceptable accounting principles, SpaceDev Inc.'s 1998 Consolidated Financial Statements have not been restated and include SIL as a wholly-owned subsidiary. All interim financial statements for 1999 have been adjusted and will include SIL under the equity method of accounting, as a consolidated entity since control of SIL was only temporary. Goodwill related to the acquisition of SIL was reclassified to investment in SIL and not eliminated on the consolidated financial statements for 1999.

RESULTS OF OPERATIONS FOR THE FOUR-MONTH PERIOD ENDED DECEMBER 31, 1997 AND THE FISCAL YEAR ENDED DECEMBER 31, 1998

         NET SALES

         For the four-month period ended December 31, 1997 the Company generated no sales. In 1998, net sales consisted primarily of engineering technical services to aerospace customers. Net sales were $2,093,254 in 1998.

         COST OF SALES

         Cost of sales primarily represents all costs directly associated with individual contracts. Included in this category are direct labor and associated fringe benefits, direct material and subcontracts, and direct travel. Cost of sales was $1,152,813 (55.1% of net sales) for 1998 compared to no cost of sales generated for 1997.

         SALES AND MARKETING

         The Company did not incur sales and marketing expenses for the period ended December 31, 1997. Sales and marketing expense consists primarily of direct marketing expenses, salaries and commissions. Sales and marketing expense was $141,581 (6.8% of net sales) during 1998.

         RESEARCH AND DEVELOPMENT

         Research and development expense in 1998 was $700,921 compared to $904,094 expended in 1997. The 1998 expense was incurred in the continued development of the NEAP project and SIL's program to develop their MiniSIL and small satellite projects. The 1997 expenses were primarily subcontractor and consulting expenses related to the NEAP project. The Company expenses research and development costs as they are incurred.

         GENERAL AND ADMINISTRATIVE

         General and administrative expense consist primarily of salaries for administrative personnel, fees for outside consultants, goodwill allocation of acquisition costs, depreciation, facilities related costs, insurance, legal and accounting fees, and other overhead. General and administrative expense was $2,001,507 (95.6% of net sales) during 1998 compared with no general and administrative expenses for 1997. Amortization expenses associated with the acquisition of ISS, SIL and the hybrid technology totaled $894,688 (44.7% of total general and administrative). It is anticipated that overall general and administrative expense will increase in the foreseeable future. General and administrative expense as a percentage of net sales may fluctuate depending upon the level of future net sales and the timing of additional investments in general and administrative infrastructure.

         OTHER INCOME EXPENSE, (NET)

         Net interest expense of $6,074 during 1998 resulted from interest incurred on a building mortgage and various leases of $87,270 and other income of $93,154 from SIL's Grant contract with the UK government. The Company did not incur interest expenses for the period ended 1997.

RESULTS OF OPERATIONS FOR NINE MONTHS ENDED SEPTEMBER 30, 1999

         NET SALES

         Net sales, for the nine months ended September 30, 1999, consisted primarily of the sales for engineering technical services to various aerospace customers. Net sales were $634,145 for the nine months ending September 30, 1999 compared with sales of $1,083,096 for the same period in 1998 (41.5% reduction). This reduction in sales was a direct result of Integrated Space Systems' move from the Small Disadvantage Business classification after being acquired. This reclassification resulted in loss contract opportunities of approximately $500,000. However, during this period, contracts with seven new customers were initiated.

         Net sales are generated through either fixed price contracts or time and material contracts. Sales recognition for time and material contracts is recognized at time of work, while fixed price contracts are based on a percent completion basis.

         On November 1, 1999, SpaceDev entered into a $4,995,868 firm fixed price contract with the University of California at Berkeley. It is anticipated that net revenues will increase in the year 2000 with this contract award.

         COST OF SALES

         Cost of sales primarily represents all costs directly associated with individual contracts. Included in this category are direct labor and associated fringe benefits, direct material and subcontracts, and direct travel. Cost of sales for the nine-month period ended September 30, 1999 was $331,498 (52.3% of net sales) compared to $493,268 (46% of net sales) for the first nine months of 1998.

         RESEARCH AND DEVELOPMENT

         Research and development expense for the nine-month period ended September 30, 1999 was $67,816 compared to $173,754 for the first nine months in 1998 (61.0% reduction). These expenses were incurred in the continued development of the NEAP project and other projects. The Company expenses research and development costs as they are incurred.

         GENERAL AND ADMINISTRATIVE

         General and administrative expense consists primarily of salaries for administrative personnel, fees for outside consultants, goodwill allocation of acquisition costs, depreciation, facilities related costs, insurance, legal and accounting fees, and other overhead. General and administrative expense for the nine months ended September 30, 1999 was $1,896,045 (299% of net sales) compared to $1,314,325 (121% of net sales) during first nine months of 1998. Amortization expenses associated with the acquisition of Integrated Space Systems for the nine months ending September 30, 1999 totaled $522,826 (24.3% of general and administrative) compared to $462,078 in the same period in 1998 (35% of general and administrative). SpaceDev anticipates that overall general and administrative expense will increase in the foreseeable future; however, general and administrative expense as a percentage of net sales may fluctuate depending on the level of future net sales and the timing of additional investments in general and administrative infrastructure.

         OTHER INCOME EXPENSE, (NET)

         Net interest expense of $500,541 for the nine-month period ended September 30, 1999 was interest incurred on a building mortgage and various leases of $220,680 and an equity loss in subsidiary of $280,127.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's business strategy requires significant capital expenditures. The Company will incur a substantial portion of these expenditures before it generates significant sales. Combined with operating expenses, these capital expenditures will result in a negative cash flow until the Company establishes an adequate revenue-generating customer base. The Company expects losses through 2000 and does not expect to generate net positive cash flow from operations sufficient to fund both operations and capital expenditures until the launch of its first commercial spacecraft or launch vehicle. There is no assurance that the Company will achieve or sustain any positive cash flow or profitability thereafter.

     During the year ended December 31, 1999, the Company raised approximately $900,000 through private sales of stock. After consummation of this offering, the Company still requires substantial additional funds, currently estimated at more than of $10,000,000 to implement its business strategies. The Company does not have a commitment from any placement agent or underwriter to obtain additional funds or to implement this or any additional public offering. The Company hopes to raise additional capital through private or public offerings. The expected proceeds from such offerings are expected to generate sufficient funds to meet the Company's cash requirements for the next twelve months and to allow the Company to begin to implement various business strategies. The Company has raised $360,000 of funding through a recent registered offering in Colorado, and anticipates that such capital, when coupled with revenues generated by CHIPSat and the Company's general operations, may be sufficient to help maintain operations until additional funding becomes available.

      The Company's ability to consummate any additional public offering or otherwise obtain funds is subject to numerous factors beyond the Company's control, including, without limitation, a receptive securities market and appropriate governmental clearances. No assurances can be given that the Company will be profitable, or that any additional public offering will occur, that the Company will be successful in obtaining additional funds from any source or that the Company will be successful in implementing an acceptable exit strategy on behalf of its investors. Moreover, additional funds, if obtainable at all, may not be available on terms acceptable to the Company when the Company needs such funds or may be on terms which are significantly adverse to the Company's current shareholders. The unavailability of funds when needed would have a material adverse effect on the Company.

       The Company may also need to raise additional capital if, for example,
(i) significant delays occur in deploying its first deep-space mission due to technical difficulties, launch, or satellite failure, or other reasons; (ii) the Company does not enter into agreements with customers on the terms the Company anticipates; (iii) the Company's net operating deficit increases because it incurs significant unanticipated expenses; or (iv) the Company incurs additional costs from modifying all or part of NEAP or its proposed hybrid-related systems to meet changed or unanticipated market, regulatory, or technical requirements. If these or other events occur, there is no assurance that the Company could raise additional capital on favorable terms, on a timely basis or at all. A substantial shortfall in funding would delay or prevent deployment of NEAP and/or the hybrid-related systems.

RECENT DEVELOPMENTS

       In December 1999 the Company completed negotiations with SIL to rescind the 1998 Share Acquisition Agreement between the parties and to arrange a more mutually beneficial trading relationship between SIL and the Company. It was unclear what effect recent regulations released by the U.S. Department of State (restricting export of technical information) would have on the offshore operations of SIL as a wholly owned subsidiary of the Company. Management believed rescission of the agreement would allow the Company more flexibility in its relationship with SIL. Although the long-term financial effects of the rescission on the Company are unclear, management anticipates that, initially, the rescission will have a positive net effect on the Company's balance sheet.

       In January 2000, the Company received preliminary approval from a financial institution to refinance the $1.3 million first mortgage on the company's office building. This refinancing changes the first mortgage from a one-year term loan to a 25-year term loan and reduces the interest expense from 13% to 10%.

YEAR 2000 COMPLIANCE

     Many existing computer systems and applications, and other control devices use only two digits to identify a year in the date field, without considering the impact of the recent change in the century. Others do not correctly process "leap year" dates. The Company has not experienced any technical difficulties as a result of this problem, however, systems and applications could fail or create erroneous results during the next six months. While the Company has evaluated its products for year 2000 compliance and believes that each is substantially year 2000 compliant, there can be no assurance that the Company's products are or will ultimately be year 2000 compliant. In addition, the Company believes that it is not possible to determine whether all of its customers' products into which the Company's products are incorporated are year 2000 compliant because the Company has little or no control over the design production and testing of its customers' products.

     The Company relies on its systems, applications and devices in operating and monitoring all major aspects of its business, including financial systems (such as general ledger, accounts payable and payroll modules), customer services, infrastructure, embedded computer chips, networks and telecommunications equipment and end products. The Company could be affected through disruptions in the operation of the enterprises with which the Company interacts or from general widespread problems or an economic crisis resulting from non-compliant year 2000 systems. Despite the Company's efforts to address the year 2000 impact on its internal systems and business operations, there can be no assurance that such impact will not result in a material disruption of its business or have a material adverse effect on the Company's business, financial condition or results of operations. Contingency plans include alternative vendors and procedures. Remediation costs associated with the Year 2000 have been minimal for the Company. SpaceDev believes such costs will continue to be nominal through the next six months.

ITEM 3.  DESCRIPTION OF PROPERTY

     SpaceDev owns over 25,000 square feet of office, engineering and manufacturing space in Poway, CA.

     In December 1998 the Company purchased its headquarters facility in the Poway Industrial Park complex and proceeded to invest $300,000 in modifications and improvements before moving in mid-May (SpaceDev corporate and ISS). Key uses of the Poway facility are program and project conferences and meetings, engineering design, engineering analysis, spacecraft assembly, avionics labs and software labs and media outreach. By late 1999 the Company had defined plans for outfitting the building with a 1,800 square foot clean-room facility to support spacecraft integration and additional space for testing, an avionics test area, machine shop and shipping/receiving area. Completion of these improvements is expected in 2000. The Company also has plans for a Mission Control Center in the Poway building and expects this to be completed in 2000. Avionics systems may be built up from components and undergo system-level tests at this location prior to shipment to other facilities. Because these improvements depend on the Company obtaining adequate funding, there can be no assurance that they will be completed as scheduled.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table provides information as December 31, 1999 concerning the beneficial ownership of the Company's common stock by (i) each director,
(ii) each named executive officer, (iii) each shareholder known by the Company to be the beneficial owner of more than 10% of its outstanding Common Stock, and
(iv) the directors and officers as a group. Except as otherwise indicated, the persons named in the table have sole voting and investing power with respect to all shares of Common Stock owned by them.

------------------------------ ----------------------------------- ---------------------------- --------------------
                                 Name and Address of Beneficial       Amount and Nature of       Percent of Class
Title of Class                              Owner(2)                  Beneficial Ownership
------------------------------ ----------------------------------- ---------------------------- --------------------
$.0001 par value common stock  James W. Benson, CEO and                        9,628,413(2)(3)        66%(1)
                               President and
                               Susan Benson, Secretary
                               13855 Stowe Drive
                               Poway, California 92064

$.0001 par value common stock  Philip E. Smith                                         333,335         2.2%
                               Chief Operating Officer
                               13855 Stowe Drive
                               Poway, California 92064

                                       18

$.0001 par value common stock  Jan A. King, Vice President                               5,000         <0.1%
                               13855 Stowe Drive
                               Poway, California 92064

$.0001 par value common stock  Wesley T. Huntress Jr., Director                          4,444         <0.1%
                               13855 Stowe Drive
                               Poway, California  92064

$.0001 par value common stock  Officers and Directors as a group                     9,971,192       67.2%(1)


(1) Where persons listed on this table have the right to obtain additional shares of Common Stock through the exercise of outstanding options or warrants or the conversion of convertible securities within 60 days from December 31, 1999, these additional shares are deemed to be outstanding for the purpose of computing the percentage of Common Stock owned by such persons, but are not deemed outstanding for the purpose of computing the percentage owned by any other person. Percentages are based on 14,839,945 Shares outstanding on December 31, 1999.
(2) Does not include options to purchase 500,000 shares of common stock currently exercisable.
(3) Represents 236,000 shares held directly by James W. Benson; 8,895,000 shares held by SD Holdings, LLC, an entity controlled by James W. Benson; and 497,413 shares recently transferred from SD Holdings, LLC to Space Development Institute, a 501(c)(3) corporation.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The management and directors of the Company's business activities are under the control of its Board of Directors. Its Chief Executive Officer, James W. Benson, manages the Company's daily operations. The Company currently has four directors. Below are the executive officers and directors of the Company.

NAME                                POSITION HELD
----                                -------------

James W. Benson                     Chief Executive Officer, President,
13855 Stowe Drive                   Director, Chairman of the Board
Poway, California 92064

Charles H. Lloyd**                  Director, Chief Financial Officer
13855 Stowe Drive
Poway, California 92064

Philip E. Smith***                  Chief Operating Officer - ISS
13855 Stowe Drive

Poway, California 92064

Susan Benson                        Secretary
13855 Stowe Drive
Poway, California 92064

Jan King                            Vice-President, Space Engineering
13855 Stowe Drive
Poway, California 92064

Wesley T. Huntress*                 Director
13855 Stowe Drive
Poway, California 92064

     *   Denotes Independent Director
     ** Thomas W. Brown resigned as the Company's Chief Financial Officer on November 3, 1999. He remains acting Chief Financial Officer of the Company's wholly owned subsidiary, ISS. Mr. Lloyd has been appointed Chief Financial Officer of SpaceDev.
     *** Philip E. Smith resigned as a Director of the Company in November 1999.
         The Board of Directors has appointed Charles H. Lloyd to act as interim director until the next annual shareholders' meeting.

     The following is a summary of the business experience of the officers and directors of the Company as well as other key employees.

     JAMES W. BENSON, age 54, is the founder of the Company, and has served as its Chief Executive Officer and President since inception. Mr. Benson is also a Director of the Company, a position he has held since October 1997. In 1984, Mr. Benson founded Compusearch Corporation (later renamed Compusearch Software Systems), in McLean, Virginia. The company was based on use of personal computers to create full text indexes of massive government procurement regulations and to provide fast full text searches for any word or phrase; the first instance of large scale, commercial implementation of PC-based full text searching, which later grew to encompass such systems as worldwide web search engines. Seeing related opportunities in document and image management, Mr. Benson started the award-winning ImageFast Software Systems in 1989, which later merged with Compusearch. In 1995, Mr. Benson sold Compusearch and ImageFast, and retired at age fifty. After months of research, Mr. Benson started SpaceDev LLC, which was acquired by the Company in October 1997. Mr. Benson holds a Bachelor of Science degree in Geology from the University of Missouri. He founded the non-profit Space Development Institute and introduced the $5,000 Benson Prize for Amateur Discovery of Near Earth Objects. He is also Vice-Chairman and private sector representative on NASA's national Space Grant Review Panel and a member of the American Society of Civil Engineers subcommittee on Near Earth Object Impact Prevention and Mitigation.

     CHARLES H. LLOYD, age 49, has been retained as the Company's Chief Financial Officer following resignation of that position by Thomas W. Brown on November 3, 1999. Mr. Lloyd has also been named the CEO of the Company's ISS subsidiary. Mr. Lloyd was formerly the CEO and President of International Launch Services (ILS), a joint venture of Lockheed Martin Corporation, Khrunichev State Research and Production Space Center and RSC Energia. During his tenure at ILS, he was responsible for the development, expansion, and ongoing operation of the joint venture. Lloyd aggressively marketed product lines globally, not only by overcoming cultural barriers, but also by structuring the organization to support multiple product and management requirements. He is credited with developing strategic international relationships between the United States and Russia, and with setting the industry standard for strict controls in the transfer of technology. Lloyd and his team at ILS generated over a billion dollars in new contracts and developed competitive markets in Asia, Europe, and North America, all of which have provided increased revenues. Mr. Lloyd has close to 20 years of senior management experience in high technology, international service and manufacturing environments, with most of that time in positions focused on operations management, marketing and finance and administration. Prior to his employment with Lockheed and ILS, Mr. Lloyd held several management positions at General Dynamics (GD). He was Vice President and Managing Director, and responsible for the management and operations of General Dynamics Commercial Launch Services. Prior to that, he was Vice President of Finance and Controller of GD Space Systems, and Vice President of Finance and Administration of GD Services Company. Mr. Lloyd began his career as a Senior Financial Planning Analyst at Ford Motor Company in 1975. Mr. Lloyd holds a Masters of Business Administration from the University of Michigan and earned his Bachelor of Arts Degree in Finance from Virginia Polytechnic Institute and State University.

     PHILIP E. SMITH, age 41, was a Director of the Company until November 1999 and has been COO of ISS since February 1998, when the Company acquired ISS, a company he founded in 1994. Mr. Smith was the President and founder of ISS, a profitable engineering services company from 1994 to 1998. Mr. Smith began his aerospace career in 1983, when he joined then General Dynamics' Space Systems Division in San Diego, California as a launch vehicle engineer. Prior to joining GDSS, he worked for several engineering firms in the San Francisco Bay area, including Bechtel, URS John Blume and EDS Nuclear. Mr. Smith earned a Bachelor of Science degree in Civil Engineering (with honors) and a Master of Science degree in Structural/Mechanical Engineering from University of California at Berkeley in 1980 and 1982 respectively. He is currently a member of the Board of Directors of California Space Technology Alliance, a California non-profit corporation that is the "California Spaceport Authority." He is a registered professional civil engineer in the State of California.

     SUSAN BENSON, age 54, has served as the Company's Secretary since its inception. She is the wife of James W. Benson. Ms. Benson was the Customer Support Manager for Compusearch Software Systems in McLean, Virginia from 1986 through 1995.

     JAN KING, age 52, has served as Vice-President of the Company since August 1998. With more than 30 years experience in the field, Mr. King has a distinguished record within the small satellite and launch vehicle communities. During this time he has been associated with the design and development of 17 small spacecraft and 9 larger spacecraft, as well as one launch vehicle. He has also provided technical advice and consulting support to other corporations and organizations regarding small satellite system technology. Some of his previous positions include: Schriever Chair Professor (endowed chair), Dept. of Astronautics, United States Air Force Academy; Vice President, Technology, Qualcomm, Inc., Boulder, Colorado; Vice President of Boulder Operations, Orbital Sciences Corporation; Vice President for Space Technology, Member BOD and Founder, Skylink Corporation; Aerospace Technologist, NASA/GSFC; Vice President for Engineering, Member of the BOD, Co-founder of the Radio Amateur Satellite Corp., Washington, D.C. Mr. King received a Bachelor of Science degree in Physics from Oakland University in 1968 and a Master of Science degree in Electrical Engineering from Catholic University of America in 1973.

      WESLEY T. HUNTRESS, age 57, was elected to the Company's Board of Directors as an Independent Director at the Company's annual shareholder meeting held June 30, 1999. Dr. Huntress is currently Director of the Geophysical Laboratory at the Carnegie Institution of Washington in Washington, DC, where he leads an interdisciplinary group of scientists in the fields of high-pressure science, astrobiology, petrology and biogeochemistry. Prior to his appointment at Carnegie, Dr. Huntress served the Nation's space program as the Associate Administrator for Space Science at NASA from October 1993 through September 1998 where he was responsible for NASA's programs in astrophysics, planetary exploration, and space physics. During his tenure, NASA space science produced numerous major discoveries, and greatly increased the launch rate of missions. These discoveries include the discovery of possible ancient microbial life in a Mars meteorite; a possible subsurface ocean on Jupiter's moon Europa; the finding that gamma ray bursts originate at vast distances from the Milky Way and are extraordinarily powerful; discovery of massive rivers of plasma inside the Sun; and a wealth of announcements and images from the Hubble Space Telescope, which have revolutionized astronomy as well as increased public interest in the cosmos. Dr. Huntress also served as a Director of NASA's Solar System Exploration Division from 1990 to 1993, and as special assistant to NASA's Director of the Earth Science and Applications from 1988 to 1990. Dr. Huntress came to NASA Headquarters from Caltech's Jet Propulsion Laboratory (JPL). Dr. Huntress joined JPL as a National Research Council resident associate after receiving is B.S. in Chemistry from Brown University in 1964 and his Ph.D. in Chemical Physics from Stanford in 1968. He became a permanent research scientist at JPL in 1969. He and his JPL team gained an international reputation for their pioneering studies of chemical evolution in interstellar clouds, comets and planetary atmospheres. At JPL Dr. Huntress served as co-investigator for the ion mass spectrometer experiment in the Giotto Halley's Comet mission, and as an interdisciplinary scientist for the Upper Atmosphere Research Satellite and Cassini missions. He also assumed a number of line and research program management assignments while at JPL, and spent a year as a visiting professor in the Department of Planetary Science and Geophysics at Caltech.

     REX RIDENOURE, age 43, is the Company's Chief Mission Architect, a position he has held since August 1998. Mr. Ridenoure brings 20 years of broad experience in the space-mission community, including a distinguished track record over the past decade at Jet Propulsion Laboratory (JPL), the world's leading center for deep-space mission planning, engineering, and implementation. During the past two decades he has contributed to the success of five deep-space missions, eight Earth-orbiting missions, and was directly involved with more than a dozen mission studies, many of which evolved into ongoing programs and successful missions. Mr. Ridenoure's previous positions include: Manager, Microcosm's Space Systems Division; Program Architect, NASA's New Millennium Program; Project and Mission Engineer on five projects, JPL; Mission Planner for the Voyager-2 Neptune Encounter; Mission Engineer on GEO comsats at Hughes and Hubble at Lockheed. Mr. Ridenoure received a Bachelor of Science degree Cum Laude in Aerospace Engineering from Iowa State University in 1978 and a Master of Science degree in Aeronautics from California Institute of Technology in 1979.

      THOMAS BROWN, age 46, has more than 20 years of management experience in finance, new business development, contracts/estimating, and accounting in both government and commercial manufacturing environments, including in-depth knowledge of Government Cost Accounting Standards, advanced cost management accounting, cost estimate preparation, and performance analysis. His accomplishments include supervising staff of six employees in the development and administration of General Dynamics Convair Division financial data for a $2 billion dollar fixed price commercial program; directing the reengineering of the Convair Division financial forecasting system to integrated all disciplines of forecasting (i.e. indirect budgets, rates development, material and revenue forecasting, and performance measurement); supervising staff of twelve persons in the development of over 100 government and commercial new business proposals annually; holding various supervisory positions including Manager of Estimating, Chief of Advanced Cruise Missile Estimating, and Chief of Proposal Rates and Factors.

ITEM 6.  EXECUTIVE COMPENSATION

REMUNERATION PAID TO EXECUTIVES

         The following table sets forth the remuneration to the Company's executive officers for the past three fiscal years:

                           SUMMARY COMPENSATION TABLE

                                                                ---------------------------------------
                                                                        Long Term Compensation
                          ------------------------------------- -------------------------- ------------
                                  Annual Compensation                    Awards              Payouts
                          ------------------------------------- -------------------------- ------------ ------------
                                                     Other                   Securities
                                                     Annual     Restricted      Under-                  All Other
Name and                                             Compen-       Stock        lying         LTIP       Compen-
Principal                                            sation       Award(s)    Options/      Payouts       sation
Position        Year(3)   Salary ($)   Bonus ($)       ($)          ($)        SARs (#)        ($)         ($)
--------------- --------- ------------ ------------ ----------- ------------ ------------- ------------ ------------
James W.        1997                -            -           -            -     2,500,000            -            -
Benson, CEO     1998                0            -           -            -             -            -            -
                1999                0            -           -            -       100,000            -            -


                                       22

Charles H.      1997                -            -           -            -             -            -            -
Lloyd, CFO(1)   1998                -            -           -            -             -            -            -
                1999                -            -           -            -       450,000            -            -
                                8,077

Philip E.       1997                -            -           -            -             -            -            -
Smith           1998           61,060            -           -            -       100,000            -            -
COO(5)          1999           43,388            -           -            -             -            -            -

Thomas          1997                -            -           -            -             -            -            -
Brown,          1998           59,246            -           -            -       100,000            -            -
CFO(1) (5)      1999           68,454            -           -            -             -            -            -

Susan           1997                -            -           -            -             -            -            -
Benson,         1998                0            -           -            -             -            -            -
Secretary       1999                0            -           -            -             -            -            -

Jan King,       1997                -            -           -            -             -            -            -
V.P.            1998           43,154            -           -       10,000             -            -     5,500(2)
                1999          132,000            -           -            -             -            -            -

(1) Thomas W. Brown resigned as the Company's Chief Financial Officer on November 3, 1999. He continues as acting Chief Financial Officer for ISS. Charles H. Lloyd was appointed Chief Executive Officer upon Mr. Brown's resignation.
(2) Represents a relocation allowance paid upon execution of Mr. King's employment agreement.
(3) Figures for 1999 represent actual compensation and represent true year-end compensation.
(4)  James W. Benson purchased 100,000 shares for $.50 per share in December
     1998.
(5) Certain of the employees listed above have earned compensation in excess of the actual amount paid during fiscal year ended 1999, pursuant to the terms of their various employment agreements, as discussed below. In 1999, Philip
     E. Smith was paid a salary of $43,388 and Thomas Brown was paid $68,454. These amounts are less than the amounts due to them under the provisions of their employment agreements. The Company is currently in negotiations with both Mr. Smith and Mr. Brown to determine the actual amount still due to them for services provided in 1999 and the form of payment. It is possible that all or a portion of the amount due will be paid to Mr. Smith and Mr. Brown on a deferred basis or in the form of non-cash consideration. It is anticipated that the final results of these negotiations will not have a material impact on the Company's financial results.

         During the last fiscal year and as of December 31, 1999, the Company granted stock options to executive officers as set forth in the following table:


                    OPTION/SAR GRANTS ENDED DECEMBER 31, 1999

                                         Individual Grants
----------------------------------------------------------------------------------------------------
                           Number of        % of Total
                           Securities       Options/SARs
                           Underlying       Granted to
                           Options/SARs     Employees in      Exercise of Base
Name                       Granted (#)      Fiscal Year       Price ($/Sh)        Expiration Date
----                       -----------      -----------       ------------        ---------------
James W. Benson                     -                 -                  -                  -

Charles H. Lloyd              450,000              100%              $1.34           11/01/09

Philip E. Smith                     -                 -                  -                  -

Thomas W. Brown                     -                 -                  -                  -

Susan Benson                        -                 -                  -                  -

Jan King                            -                 -                  -                  -

     The following table is intended to provide information as to the number of stock options exercised by each of the executive officers listed above, the value realized upon exercise of such options, and the number and value of any unexercised options still held by such individuals.

                                                                        Number of
                                                                        Securities            Value of
                                                                        Underlying            Unexercised In-the-
                                                                        Unexercised           Money
                                                                        Options/SARs at       Options/SARs at
                                                                        FY-End (#)            FY-End ($)

                           Shares Acquired on                           Exercisable/          Exercisable/
Name                       Exercise (#)           Value Realized ($)    Unexercisable         Unexercisable
-------------------------- ---------------------- --------------------- --------------------- ----------------------
James W. Benson(1)                             0                     0              500,000/              $500,000/
                                                                                   2,000,000                      0

Charles H. Lloyd                               0                     0             0/450,000                    0/0

Philip E. Smith                                0                     0             0/100,000                    0/0

Thomas W. Brown                                0                     0             0/100,000                    0/0

Susan Benson                                   0                     0                     0                      0

Jan King                                       0                     0                     0                      0

(1) Mr. Benson owns options to purchase 2,500,000 shares of the Company's Common Stock as follows: 500,000 Shares at $1.00 currently vested 500,000 Shares at $1.50 vesting upon the Company obtaining $6,500,000 additional equity capital 500,000 Shares at $2.00 vesting upon the financing/execution of NEAP 500,000 Shares at $2.50 vesting upon launch of NEAP 500,000 Shares at $3.00 vesting upon NEAP rendezvous with target asteroid
(2) Under the terms of Mr. Lloyd's employment agreement with ISS, SpaceDev, as the parent corporation, agreed to grant Mr. Lloyd incentive stock options to purchase 250,000 shares of the Company's common stock pursuant to the Company's Stock Option Plan upon execution of the employment agreement.

     These options begin vesting three(3) months after the date of grant. Mr. Lloyd will receive an additional 750,000 incentive stock options at a rate of 250,000 per quarter during his first year of employment with ISS. Additionally, the Company agreed to issue Mr. Lloyd non-qualified stock options to purchase up to 200,000 common shares, which will vest upon ISS raising and acquiring a minimum equity financing of $3,000,000 within the first nine (9) months of his employment. These options will be issued on a sliding scale based on a maximum equity financing of $10,000,000, with options to purchase 20,000 common shares for each $1,000,000 of equity financing obtained. All options will be exercisable at the fair market value of the common stock on the date the option was granted.
(3) Pursuant to employment agreements with Philip E. Smith and Thomas W. Brown, the Company has issued performance-based options to purchase 100,000 shares of common stock to each of those individuals. None of these options are currently vested. The options will have exercise prices ranging from $1.50 per share to $3.50 per share.

REMUNERATION PAID TO DIRECTORS

     The following table sets forth the remuneration paid to the Company's directors during its fiscal year ended December 31, 1999.

----------------------- ------------------------------------------------------ -------------------------------------
                                          Cash Compensation                              Security Grants
                        ------------------------------------------------------ -------------------------------------
                                                                                                  Number of
                                                                                                  Securities
                        Annual Retainer                     Consulting         Number of Shares   Underlying
Name                    Fees              Meeting Fees      Fees/Other Fees                       Options/SARs
----------------------- ----------------- ----------------- ------------------ ------------------ ------------------
James W. Benson                        -                 -                  -                  -                  -
----------------------- ----------------- ----------------- ------------------ ------------------ ------------------
Charles H. Lloyd(1)                    -                 -                  -                  -                  -
----------------------- ----------------- ----------------- ------------------ ------------------ ------------------
Wesley T. Huntress(2)                  -                 -                  -              4,444                  -
----------------------- ----------------- ----------------- ------------------ ------------------ ------------------
Thomas W. Brown(3)                     -                 -                  -                  -                  -
----------------------- ----------------- ----------------- ------------------ ------------------ ------------------
Susan Benson (3)                       -                 -                  -                  -                  -
----------------------- ----------------- ----------------- ------------------ ------------------ ------------------
Philip E. Smith(1)                     -                 -                  -                  -                  -
----------------------- ----------------- ----------------- ------------------ ------------------ ------------------

(1) Philip E. Smith resigned as a director of the Company in November 1999. The Board has elected Charles H. Lloyd to serve as interim director until the next annual shareholders' meeting.
(2) Wesley T. Huntress Jr. was elected to the Board at the 1999 Annual Shareholders' Meeting
(3) Thomas B. Brown and Susan Benson resigned their positions on the Board by not running for re-election at the 1999 Annual Shareholders' Meeting.

EMPLOYMENT AGREEMENTS

     On November 21, 1997, the Company entered into a five-year employment agreement with its President, James W. Benson. This agreement provides for compensation of salary and stock as well as stock options. This agreement also prohibits Mr. Benson from competing with the Company, disclosing any confidential information, or soliciting any employees or customers of the Company for one year after termination of employment.

     On February 7, 1998, the Company, through ISS, entered into three-year employment agreements with its (then) Chief Operating Officer, Philip E. Smith, its Manager of Business Development, Jack A. Rubidoux, and its (then) Chief Financial Officer, Thomas W. Brown. These agreements provide for compensation of salary and stock to the employees. The agreements also prohibit the employees from competing with the Company, disclosing any confidential information, or soliciting any employees or customers of the Company for three years after termination of employment.

     On August 3, 1998, the Company entered into a one-year employment agreement with its Vice President, Space Engineering, Jan King. This contract will automatically renew for one-year periods unless either party gives the other written notice and provides for compensation of salary and stock to the employee. Mr. King agreed to assign his interest in all inventions and intellectual property developed by him in conjunction with his employment to the Company. The agreement also prohibits Mr. King from competing with the Company, disclosing any confidential information, or soliciting any employees or customers of the Company for one year after termination of employment.

     On November 1, 1999, the Company, through ISS, entered into an employment agreement with its Chief Financial Officer, Charles H. Lloyd. The agreement automatically renews for one-year periods until terminated by written notice of either Mr. Lloyd or the Company. This agreement provides for compensation of salary and options to the employee. The agreement also prohibits the employee from competing with the Company for one year after termination of employment.

EMPLOYEE BENEFITS

     The Company has adopted, at its 1999 Annual Stockholder Meeting, an Incentive Employee Stock Option Plan under which its Board of Directors may grant employees, directors and affiliates of the Company opportunities to purchase Incentive Stock Options, Supplemental Stock Options and to receive stock bonuses or rights to purchase restricted stock of the Company. Incentive Stock Options will only be available to employees, including officers, and affiliates of the Company; they will not be available to non-employee directors. The exercise price of the Incentive Stock Options shall not be less than 100% of the fair market value of the stock subject to the option on the date the option is granted. The exercise price for the Supplemental Stock Options will not be less than 85% of the fair market value of the stock subject to the option on the date the option is granted. The Company will be required to reserve an amount of common shares equal to the number of shares which may be purchased as a result of such stock awards.

      The Company also offers a variety of health, dental, vision and life insurance benefits to its employees. The Company also offers a 401(k) program to its employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     James W. Benson, the Company's Chief Executive Officer and Chairman of the Board of Directors, and Susan Benson, the Company's Secretary, are husband and wife.

     James W. Benson has personally guaranteed the letters of credit of the Company's subsidiary, Integrated Space Systems in the amount of $250,000. Mr. Benson also personally guaranteed two loans for the purchase of the Company's new headquarters; the loans are in the amount of $1,800,000.

ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK

      The Company is authorized to issue up to 50,000,000 shares of its $.0001 par value common stock, of which 14,839,945 shares issued and outstanding as of December 31, 1999. The Board of Directors may issue additional shares of Common Stock without the consent of the holders of Common Stock.

     VOTING RIGHTS

       Each outstanding share of Common Stock is entitled to one vote. The holders of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares voting for the election of directors can elect all of the directors of the Company to be elected, if they so choose.

     NO PREEMPTIVE RIGHTS

     Holders of Common Stock are not entitled to any preemptive rights.

     DIVIDENDS AND DISTRIBUTIONS

     Holders of Common Stock are entitled to receive such dividends as may be declared by the directors out of funds legally available therefore and to share pro rata in any distributions to holders of Common Stock upon liquidation or otherwise. However, the Company has not paid cash dividends on its Common Stock, and does not expect to pay such dividends in the foreseeable future.

PREFERRED STOCK

     The Articles of Incorporation authorize the Board of Directors to issue, by resolution, 10,000,000 shares of preferred stock, in classes or series, having such designations, powers, preferences, rights, and limitations as the Board of Directors may from time to time determine. The conversion ratio is subject to certain anti-dilution adjustments, and the holder of each share of preferred stock is entitled to one vote for each share of common stock into which it would convert. In 1997, 82,450 shares of Series B Convertible Preferred Stock were issued at $3.64 per share and each was convertible at the option of the holder into 100 shares of common stock. As of the date of this Prospectus, all of the Series B Convertible Preferred Stock has been converted, and there are no preferred shares outstanding.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

      The Company's Common Stock has been traded on the Over the Counter Bulletin Board since August 1998 under the symbol "SPDV." The following table sets forth the trading history of the Common Stock on the Over the Counter Bulletin Board for each quarter as reported by Tradeline. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

END DATE               HIGH                 LOW                  CLOSE
--------               ----                 ---                  -----
03/31/99               2 1/2                1 7/8                2 1/4
06/30/99               2 3/8                1 1/2                2 1/4
09/30/99               2 3/8                1 1/8                1 3/8
12/31/99               1 7/8                  7/8                1 1/8

HOLDERS

      As of December 31, 1999, there were approximately 156 holders of record of the Company's common stock.

DIVIDENDS

     The Company has never paid a cash dividend on its Common Stock. Payment of dividends is at the discretion of the Board of Directors. The Board of Directors plans to retain earnings, if any, for operations and does not intend to pay dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

         On August 6, 1998, the Securities and Exchange Commission ("SEC") issued an Cease-and-Desist Proceeding ("Order") against the Company and James W. Benson, for violation of Section 17(a) of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934. Although the Company and Mr. Benson disputed the allegations, they submitted offers of settlement to the SEC that were accepted on April 13, 1999. No sanctions were imposed against either the Company or Mr. Benson.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     During its last fiscal year and as of the date of this Registration Statement, the Company has had no changes in or disagreements with its principal independent accountant regarding any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, nor has the Company's principal accounting firm resigned or declined to stand for re-election.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     During 1997, the Company entered into a five-year employment agreement with its president. As part of the employment agreement, the Company granted options to the president to purchase up to 2,500,000 shares of the Company's $.0001 par value restricted Common Stock. In accordance with APB 25, the Company recognized $500,000 of compensation expense and $250,000 of deferred compensation. The options are subject to vesting conditions and have exercise prices between $1.50 and $3.00 per share.

     On October 22, 1997, the Company entered into three agreements to grant options to purchase common stock restricted under Securities Exchange Commission Rule 144 in consideration for consulting services. The options were granted for a total of 573,150 shares of the Company's $.0001 par value common stock with an exercise price of $.07 per share. All of the options were exercisable at December 31, 1997 and each option was to expire on October 21, 2002. Based on the use of the Black-Scholes option-pricing model, the fair value of the stock options issued for these services was $211,333. As a result, the Company recognized $211,333 in consulting expenses in 1998 related to the issuance of Common Stock options. All of these options were exercised in 1998. The options were issued pursuant to Rule 701 of the Securities Act. During 1998, the Company recorded approximately $126,000 of compensation expense related to 348,000 shares of Common Stock issued to the president at less than fair market value. Also, during 1998, the Company issued 573,150 shares of Common Stock upon the exercise of stock options.

     On February 7, 1998, the Company entered into a Share Acquisition Agreement with ISS, pursuant to which it issued 2,000,000 shares of its Common Stock under
Section 4(2) of the Securities Act in exchange for the outstanding shares of ISS (then a privately held company). ISS is now a wholly owned subsidiary of the Company. In addition to the issuance of shares, the ISS shareholders also received two seats on the Board of Directors of the Company, and former employees of ISS became employees of the Company; such employees to receive performance options for an additional 300,000 shares.

     In August 1998, the Company secured intellectual property, including patents and trade secrets, from an individual who had acquired them from American Rocket Company (AMROC), an aerospace company active during the late 1980s and early 1990s. The consideration for the intellectual property was warrants to purchase a minimum of 100,000 and a maximum of 3,000,000 shares of the Company's Common Stock over the following 10-year period, depending on the Company's annual revenues. The shares issued to AMROC, were issued pursuant to the private offering exemption in Section 4(2) of the Securities Act. In return for the exclusive royalty free right to use, sell and apply patents and other technology developed by an individual, the Company issued warrants to purchase 25,000 shares of Common Stock at 50% of their fair market value on the date of issuance. The warrants were issued pursuant to Section 4(2) of the Securities Act. The individual will receive warrants to purchase a minimum of 75,000 shares and a maximum of 3,000,000 shares of Common Stock at 50% of their fair market value on the date of issuance. The number of shares varies with revenue generated by the technology on specific dates.

     On October 1, 1998 the Company entered into a Common Stock Exchange Agreement with SIL pursuant to Section 4(2) of the Securities Act. Upon execution of the Agreement, the Company obtained all outstanding shares of SIL (then a privately held company) and issued 1,000,000 shares of the Company's Common Stock to the SIL shareholders. The Company also agreed to issue additional shares of Common Stock valued at $1,000,000 to the SIL shareholders in installments, with the final installment due on July 15, 2000. SIL shareholders also received incentive stock options for 500,000 additional shares. SIL became a wholly owned subsidiary as a result of this Agreement. In December 1999, the Company and SIL negotiated a rescission of the Share Acquisition Agreement.

     In 1998, the Company's Chief Executive Officer, James W. Benson, purchased 100,000 shares of the Company's common stock at a per share price of $0.50 pursuant to Section 4(2) of the Securities Act. All of these options have been exercised, and the underlying shares have been issued with the appropriate resale restrictions.

     During 1998, the Company entered agreements with sales, investor relations and public relations firms to perform services for the Company. In return for these services, the Company issued 92,190 shares of its Common Stock pursuant to the exemption in Section 4(2) of the Securities Act and recorded expenses of approximately $120,000.

     As part of an employment agreement with Jan King, the Company issued 5,000 shares of Common Stock as a signing bonus and recorded $8,750 of compensation expense. The agreement renews annually and can be canceled by either party under provisions of the agreement. Upon renewal of the agreement, the employee will receive 5,000 shares of Common Stock annually for two years. The agreement also includes 50,000 stock options with exercise prices of between $2 and $3 per share. These options will vest upon future events occurring.

     In conjunction with the Common Stock Exchange Agreement between the Company and SIL, the Company granted options to five key employees to purchase up to 350,000 shares of restricted Common Stock with exercise prices between $1.50 and $3.50 per share. The vesting of these options is contingent on several future events. Should these events occur, no options would vest. These options are being issued pursuant to Rule 701 of the Securities Act. The option agreements were rescinded in December 1999 as part of the mutual rescission and release between the Company and the former SIL shareholders.

     During 1999, the Company entered into agreements with sales, investor relations, public relations firms and an employee to perform services for the Company. For the three and nine months ended September 30, 1999, the Company issued 7,074 and 30,656 shares of its common stock and recorded expense of approximately $11,000 and $164,000, respectively.

     All of the above referenced securities are restricted by Rule 144 of the Securities Act of 1933.

     During 1998 and 1999, the Company issued 970,235 shares of its Common Stock, priced at an average of $0.66 per share for a total amount of $634,412. These shares were issued in reliance on the exemption from registration provided by Rule 504 under Section 3(b) of the Securities Act.

      On August 26, 1999, the Colorado Securities Division made effective the Company's registration statement on Form U-7 for offers and sales to Colorado residents. The offering is for an aggregate amount of $350,000 in units of the Company's $.0001 par value common stock and re-pricing warrants. Following closing on the first $350,000 in units, the Company filed a post-effective amendment to the Form U-7 registration statement to raise the aggregate amount of the offering to $730,000. The post-effective amendment was made effective on October 13, 1999. The Company sold $10,000 in units pursuant to the post-effective amendment for an approximate price of $0.83 per share. The Company made a decision to close this offering in December 1999.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Articles of Incorporation contain a provision which, in accordance with Colorado law, eliminates or limits the personal liability of directors and officers of the Company for monetary damages for certain breaches of their duty of care or other duty if he or she acted in good faith and in a manner they believed to be in, or not opposed to, the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Company unless otherwise determined by the court before which such action was brought. The Company believes this provision is essential to maintain and improve its ability to attract and retain competent directors. These indemnification provisions do not reduce the exposure of directors and officers to liability under federal and state securities laws, nor do they limit the shareholders' ability to obtain injunctive relief or other equitable remedies for a violation of a director's or officer's duty to the Company or its shareholders, although such equitable remedies may not be an effective remedy in certain circumstances.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company is informed that it is the opinion of the Securities and Exchange Commission that such indemnification is against public policy and therefore unenforceable.

ITEM 6.  FINANCIAL STATEMENTS

         Please see the Company financial statements attached hereto.


                                    PART III

ITEM 1.  INDEX TO EXHIBITS

ITEM                                                                                                      EXH. NO.
-----                                                                                                     --------
Registrant's Articles of Incorporation                                                                       2.1
Registrant's Articles of Amendment to Articles of Incorporation dated November 4, 1997                       2.2
Authorizing Series B Preferred Stock
Registrant's Articles of Amendment to Articles of Incorporation dated December 17, 1997                      2.3
Registrant's Bylaws                                                                                          2.4
Form of Common Stock Certificate                                                                             3.1
Form of Non-Qualified Stock Option                                                                           3.2
Form of Incentive Stock Option                                                                               3.3
Form of Re-Pricing Warrant                                                                                   3.4
Form of Warrant                                                                                              3.5
Common Stock Exchange Agreement Between Registrant and SIL                                                   6.1
Mutual Rescission and Release of Share Acquisition Agreement                                                 6.2
Share Exchange Agreement Between Registrant and ISS                                                          6.3
Agreement of License and Purchase of Technology Between Registrant and AMROC                                 6.4
Firm Fixed Price Agreement Number 108252 Between Registrant and Regents of the University of California      6.5
1999 Stock Option Plan                                                                                       6.6
1999 Employee Stock Purchase Plan                                                                            6.7
Employment Agreement of James W. Benson                                                                      6.8
Employment Agreement between ISS and Thomas W. Brown                                                         6.9
Employment Agreement between ISS and Philip E. Smith                                                         6.10
Employment Agreement of Jan A. King                                                                          6.11
Employment Agreement between ISS and Charles H. Lloyd                                                        6.12

ITEM 2.  DESCRIPTION OF EXHIBITS

     As appropriate, the Registrant has attached those documents required to be filed as Exhibit Numbers 2, 3, 5, 6 and 7 of Part III of Form 1-A.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   SPACEDEV, INC.



Date: /s/ January 14, 2000             By: /s/ James W. Benson
     ---------------------             -----------------------------------------
                                       James W. Benson, President and CEO



Date: /s/ January 14, 2000             By: /s/ Charles H. Lloyd
     ---------------------             -----------------------------------------
                                       Charles H. Lloyd, Chief Financial Officer

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY






                                               CONSOLIDATED FINANCIAL STATEMENTS
                                  Three and Nine Months Ended September 30, 1999

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                                                        CONTENTS
================================================================================




   REPORT ON REVIEWED CONSOLIDATED FINANCIAL STATEMENTS                  3



   FINANCIAL STATEMENTS

      Consolidated Balance Sheet                                         4

      Consolidated Statements of Operations                              5

      Consolidated Statements of Stockholders' Equity                    6

      Consolidated Statements of Cash Flows                            7-8

      Notes to Consolidated Financial Statements                      9-23

REPORT ON REVIEWED CONSOLIDATED FINANCIAL STATEMENTS



To the Board of Directors of
SPACEDEV, INC.

We have reviewed the accompanying consolidated balance sheet of SPACEDEV, INC. AND SUBSIDIARY (the "Company") (see Note 1(c) to the consolidated financial statements) as of September 30, 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for the three and nine months ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these consolidated financial statements is the representation of the management of SPACEDEV, INC.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with generally accepted accounting principles.

As discussed in Note 1(e) to the consolidated financial statements, the method of accounting for its investment in SIL, a wholly-owned subsidiary, changed effective January 1, 1999.




/s/ Nations, Smith, Hermes, Diamond

January 10, 2000

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                                      CONSOLIDATED BALANCE SHEET


                         SEE ACCOUNTANTS' REVIEW REPORT
================================================================================

SEPTEMBER 30, 1999
--------------------------------------------------------------------------------

ASSETS (Note 4)
CURRENT ASSETS
   Cash (Note 10)                                                    $   18,009
   Accounts receivable                                                  134,622
   Other current assets                                                   6,974
--------------------------------------------------------------------------------

Total current assets                                                    159,605

FIXED ASSETS - NET (Notes 1(f) and 2)                                 2,035,842

INVESTMENT IN SUBSIDIARY (Note 1(e))                                  2,561,096

INTANGIBLE ASSETS - NET (Notes 1(f) and 3)                            2,326,319

OTHER ASSETS                                                            130,321
--------------------------------------------------------------------------------

                                                                     $7,213,183
================================================================================

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                                      CONSOLIDATED BALANCE SHEET
================================================================================

SEPTEMBER  30, 1999
--------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Bank overdraft                                                 $       9,335
   Line of credit (Note 4)                                              121,410
   Current portion of notes payable (Note 5(a))                       1,298,921
   Current portion of capitalized lease obligations (Note 9)              1,702
   Acquisition price payable (Note 1(e))                              1,000,000
   Accounts payable and accrued expenses                                211,163
   Customer deposits and deferred revenue                                24,166
   Related party note payable (Note 5(b))                               627,500
--------------------------------------------------------------------------------

Total current liabilities                                             3,294,197
NOTES PAYABLE, LESS CURRENT MATURITIES (Note 5(a))                      960,000

CAPITALIZED LEASE OBLIGATIONS, LESS CURRENT MATURITIES (Note 9)           2,581
--------------------------------------------------------------------------------

Total liabilities                                                     4,256,778

COMMITMENTS AND CONTINGENCIES (Notes 9 and 10)

STOCKHOLDERS' EQUITY
   Convertible preferred stock, $.001 par value, 10,000,000 shares authorized and no shares issued and outstanding (Note 8(a))
   Common stock, $.0001 par value; 50,000,000 shares authorized,
     14,857,851 shares issued and outstanding (Note 8(b))                 1,485
   Additional paid-in capital                                         7,431,574
   Additional paid-in capital - stock options (Note 8(d))               750,000
   Deferred compensation (Note 8(d))                                   (250,000)
   Accumulated deficit                                               (4,976,654)
--------------------------------------------------------------------------------

Total stockholders' equity                                            2,956,405
--------------------------------------------------------------------------------

                                                                     $7,213,183
================================================================================
   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS CONSOLIDATED FINANCIAL
                                   STATEMENT.

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                           CONSOLIDATED STATEMENTS OF OPERATIONS

                         SEE ACCOUNTANTS' REVIEW REPORT
================================================================================

                                                   THREE MONTHS      NINE MONTHS
                                                          ENDED            ENDED
                                                 SEPT. 30, 1999   SEPT. 30, 1999
--------------------------------------------------------------------------------

NET SALES                                        $     167,555    $     634,145
Cost of sales                                          120,676          331,498
--------------------------------------------------------------------------------

GROSS MARGIN                                            46,879          302,647

OPERATING EXPENSES
   General and administrative                          636,257        1,896,045
   Research and development (Note 1(g))                  4,109           67,816
--------------------------------------------------------------------------------

TOTAL OPERATING EXPENSES                               640,366        1,963,861
--------------------------------------------------------------------------------

LOSS FROM OPERATIONS                                  (593,487)      (1,661,214)
--------------------------------------------------------------------------------
OTHER INCOME (EXPENSE)
   Equity loss from subsidiary (Note 1(e))            (174,806)        (280,127)
   Interest expense                                    (83,363)        (220,680)
--------------------------------------------------------------------------------

TOTAL OTHER INCOME (EXPENSE)                          (258,169)        (500,807)
--------------------------------------------------------------------------------

NET LOSS                                         $    (851,656)   $  (2,162,021)
================================================================================

BASIC AND DILUTED NET LOSS PER SHARE             $        (.06)   $        (.21)
--------------------------------------------------------------------------------

Weighted-Average Shares Outstanding
   (Basic and Diluted)                              14,852,298       10,173,541
================================================================================
   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.


                         SEE ACCOUNTANTS' REVIEW REPORT
====================================================================================================================================

                                                                        Redeemable
                                                                      Preferred Stock                        Common Stock
                                                              ---------------------------------    ---------------------------------
                                                                   Shares            Amount                Shares         Amount
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                                       82,450            $   82            6,047,743         $   605
Shares issued for cash                                                  -                 -               30,000               3
Shares issued for services (Note 8(b))                                  -                 -                  721               -
Comprehensive Income (Loss):
  Net loss                                                              -                 -                    -               -
  Foreign currency translation adjustment                               -                 -                    -               -
------------------------------------------------------------------------------------------------------------------------------------

  Comprehensive income (loss)                                           -                 -                    -               -
------------------------------------------------------------------------------------------------------------------------------------

BALANCE AT MARCH 31, 1999                                          82,450                82            6,078,464             608
Preferred Stock Converted to Common Stock                         (82,450)              (82)           8,245,000             825
Shares issued for cash                                                  -                 -              161,113              18
Shares issued for services (Note 8(b))                                  -                 -               22,861               -
Comprehensive Income (Loss):
  Net loss                                                              -                 -                    -               -
------------------------------------------------------------------------------------------------------------------------------------

  Comprehensive income (loss)                                           -                 -                    -               -
------------------------------------------------------------------------------------------------------------------------------------

BALANCE AT JUNE 30, 1999                                                -                 -           14,507,438           1,451

Shares issued for cash                                                  -                 -              343,339              34
Shares issued for services (Note 8(b))                                  -                 -                7,074               -
Comprehensive Income (Loss):
  Net loss                                                              -                 -                    -               -
------------------------------------------------------------------------------------------------------------------------------------

Comprehensive income (loss)                                             -                 -                    -               -

BALANCE AT SEPTEMBER 30, 1999                                           -           $     -           14,857,851        $  1,485
====================================================================================================================================


                                                                                                              SPACEDEV, INC.
                                                                                                              AND SUBSIDIARY
                                                                             CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
============================================================================================================================
                                  Additional
                                   Paid-in:                                                   Accumulated
           Additional               Capital                                                         Other
              Paid-In               - Stock              Deferred         Accumulated       Comprehensive
              Capital               Options           Compensation            Deficit              Income             Total
----------------------------------------------------------------------------------------------------------------------------
            $6,713,229            $ 750,000         $  (250,000)        $(2,814,633)         $      7,323        $4,406,606
                64,931                    -                   -                   -                     -            64,934
                 1,666                    -                   -                   -                     -             1,666

                     -                    -                                (527,535)                    -          (527,535)
                     -                    -                   -                   -                (7,323)           (7,323)
----------------------------------------------------------------------------------------------------------------------------

                     -                    -                   -            (527,535)               (7,323)         (534,858)
----------------------------------------------------------------------------------------------------------------------------

             6,779,826              750,000            (250,000)         (3,342,168)                    -         3,938,348
                  (743)                   -                   -                   -                     -                 -
               176,984                    -                   -                   -                     -           177,002
               151,349                    -                   -                   -                     -           151,349

                     -                    -                   -            (782,830)                    -          (782,830)
----------------------------------------------------------------------------------------------------------------------------

                     -                    -                   -            (782,830)                     -         (782,830)
----------------------------------------------------------------------------------------------------------------------------

             7,107,416              750,000            (250,000)         (4,124,998)                    -         3,483,869
               312,966                    -                   -                   -                     -           313,000
                11,192                    -                   -                   -                     -            11,192

                     -                    -                   -            (851,656)                    -          (851,656)
----------------------------------------------------------------------------------------------------------------------------

                     -                     -                  -            (851,656)                     -         (851,656)
----------------------------------------------------------------------------------------------------------------------------

            $7,431,574            $ 750,000         $  (250,000)        $(4,976,654)     $              -        $2,956,405
============================================================================================================================
                     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.


                                                                                                                           6


                                                                                                     SPACEDEV, INC.
                                                                                                     AND SUBSIDIARY
                                                                              CONSOLIDATED STATEMENTS OF CASH FLOWS

                         SEE ACCOUNTANTS' REVIEW REPORT
===================================================================================================================

                                                                           THREE MONTHS ENDED     NINE MONTHS ENDED
                                                                               SEPT. 30, 1999        SEPT. 30, 1999
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                                      $   (851,656)         $(2,162,021)
   Adjustments to reconcile net loss to net cash used in
    operating activities:
     Depreciation and amortization                                                    203,044              608,847
     Loss on investment in subsidiary                                                 174,806              280,127
     Common stock issued for compensation and services                                 11,192              164,207
     Change in operating assets and liabilities:
       Accounts receivable                                                              1,211               30,401
       Prepaid assets                                                                       -                2,050
       Other assets                                                                     6,646               20,383
       Accounts payable and accrued expenses                                              616              (49,089)
       Customer deposits and deferred revenue                                          24,166               24,166
-------------------------------------------------------------------------------------------------------------------

Net cash used in operating activities                                                (429,975)          (1,080,929)
-------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchases of fixed assets                                                           (2,433)             (22,999)
   Investment in subsidiary                                                                 -              (85,000)
-------------------------------------------------------------------------------------------------------------------

Net cash used in investing activities                                                  (2,433)            (107,999)
-------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from issuance of common stock                                             313,000              554,936
   Proceeds from notes payable - related party                                         99,500              390,500
   Proceeds from bank lines of credit                                                  32,300               21,410
   Increase in bank overdraft                                                           7,488                9,335
   Payments on capitalized lease obligations                                           (3,295)             (10,381)
   Payments on note payables                                                             (375)              (1,079)
   Proceeds from notes payable                                                              -              143,000
-------------------------------------------------------------------------------------------------------------------

Net cash provided by financing activities                                             448,618            1,107,721
-------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash                                                     -               (7,323)
-------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash                                                        16,210              (88,530)

CASH AT BEGINNING OF PERIOD                                                             1,799              106,539
-------------------------------------------------------------------------------------------------------------------

CASH AT END OF PERIOD                                                            $     18,009         $     18,009
===================================================================================================================
                 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                                                                                                                  7


                                                                                                     SPACEDEV, INC.
                                                                                                     AND SUBSIDIARY
                                                                    CONSOLIDATED STATEMENT OF CASH FLOWS, CONTINUED

                         SEE ACCOUNTANTS' REVIEW REPORT
===================================================================================================================

                                                                                THREE MONTHS     NINE MONTHS ENDED
                                                                                       ENDED        SEPT. 30, 1999
                                                                              SEPT. 30, 1999
-------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH INFORMATION:
Cash paid during the period for:
   Interest                                                                      $     45,178          $   235,400

NONCASH INVESTING AND FINANCING ACTIVITIES:

During the three and nine months ended September 30, 1999, the Company issued 7,074 and 30,656 shares of stock for consulting expense of $11,192 and $164,207, respectively.

===================================================================================================================
                  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                                                                                                                  8


                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


1.    SUMMARY OF         A summary of the Company's significant accounting
      SIGNIFICANT        policies consistently applied in the preparation of
      ACCOUNTING         the accompanying consolidated financial statements
      POLICIES           follows.

(a)   NATURE OF          SPACEDEV, INC. (the "Company") was incorporated under
      OPERATIONS         the laws of Colorado on December 23, 1996 as Pegasus
                         Development Group, Inc. (PDGI). The Company is engaged in the commercial development of low cost satellites and their subsystems, as well as engineering technical services to major aerospace companies. The principal markets of the Company are the United States and Europe. See Note 11(a).

                         The principal activities from inception have been organizational matters, the sale and issuance of shares of its $.0001 par value common stock and $.001 par value preferred stock as part of a public stock offering and the execution of a stock acquisition agreement.

                         PDGI was originally formed for the purpose of entering the real estate industry. SpaceDev LLC was formed for commercial space exploration. On October 22, 1997, the PDGI acquired 100 percent, or 1,000,000 shares, of SPACEDEV'S $.001 par value common stock from SpaceDev, LLC in exchange for 82,450 shares of the Company's $.001 par value convertible, preferred stock, pursuant to a comprehensive plan of reorganization of PDGI. Following the acquisition of SPACEDEV, SPACEDEV was merged into PDGI and the name of the corporation was changed to SPACEDEV, INC. After the reorganization, the former stockholders of SPACEDEV owned a majority of the outstanding common stock of the Company, after giving effect to the conversion privilege of the preferred stock which is convertible into 8,245,000 shares of common stock.

                         For accounting purposes, the transaction has been accounted for as a recapitalization of Company with the Company as the acquirer (reverse acquisition). Since SPACEDEV had, prior to the recapitalization, minimal assets, the recapitalization has been accounted for as the sale of 1,755,000 shares for net assets of $1,232.

                         The Company's preferred shares reflected in the consolidated financial statements have been restated based upon the exchange rates of preferred stock issued in connection with the acquisition.

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(b)   LIQUIDITY          The accompanying consolidated financial statements as
                         of September 30, 1999 and for the three and nine months ended September 30, 1999 have been prepared assuming the Company will continue as a going concern. However, the Company has a negative working capital of approximately $3,135,000 as of September 30, 1999 and incurred a net loss of approximately $2,162,000 for the nine months ended September 30, 1999. Subsequent to September 1999, management intends to raise additional equity financing to fund future operations and commitments. There is no assurance that the new equity will be sufficient to meet the Company's needs.
                         Additionally, there is no assurance that additional equity financing needed to fund operations will be consummated or obtained in sufficient amounts necessary to meet the Company's needs.

                         The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

(c)   PRINCIPLES OF      The consolidated financial statements include the
      CONSOLIDATION      accounts of the Company and its wholly-owned
                         subsidiary, Integrated Space Systems, Inc. (ISS) (a
                         California corporation). See Note 1(e). All significant intercompany balances and transactions have been eliminated in the consolidation.

(d)   USE OF             The preparation of financial statements in conformity
      ESTIMATES          with generally accepted accounting principles requires
                         management to make estimates and assumptions that affect certain reported amounts and disclosures.
                         Accordingly, actual results could differ from those estimates. Significant estimates used in preparing these consolidated financial statements include those assumed in computing the valuation allowance on deferred tax assets. See Note 6. It is reasonably possible that the significant estimates used will change within the next year.

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(e)   INVESTMENT IN      During October 1998, the Company acquired 100 percent
      SUBSIDIARY         of SIL (an entity in England). The transaction was
                         accounted for under the purchase method of accounting with the aggregate of the purchase price in excess of the fair market value of the assets acquired being capitalized as goodwill. The cost of the acquired entity was $3,100,000 which was all capitalized as goodwill. Amortization expense was approximately
                         $258,000 for the three months ended December 31, 1998.

                         The Company issued 1,000,000 shares of restricted common stock for the outstanding common stock of SIL. As part of the acquisition, the Company was to issue $1,000,000 of common stock in four semi-annual installments over the next two years. As a result of the Mutual Release and Rescission Agreement discussed below, the acquisition price payable of $1,000,000 is included as a current liability.

                         Under the Revenue and Profit Incentive Stock Option Plan and the Profit Sharing Stock Issuance Plan, the former stockholders of SIL also received options to purchase up to 500,000 additional shares at a price to be determined in the year of grant should certain future events occur in each of the next three years. During 1998, 100,000 options expired as the qualifying events did not occur. Effective December 17, 1999, all remaining options have been cancelled.

                         The consolidated statement of operations for the year ended December 31, 1998 included the operating results from this entity.

                         In December 1999, the Company entered into a Mutual Release and Rescission of Agreement to rescind the original acquisition of SIL effective October 1, 1998. The accounts of SIL were originally included in the consolidated balances of the consolidated financial statements of the Company. Effective January 1, 1999, the investment in SIL was accounted for under the equity method.

                         As a result of the change in accounting for SIL, approximately $2,842,000 of unamortized goodwill was reclassified to investment in subsidiary. In addition, the Company's consolidated net loss decreased by approximately $258,000 and $775,000 for the three and nine months ended September 30, 1999. The decreases resulted from the reversal of goodwill amortization.

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(e) INVESTMENT IN        The Agreement further specified, all shares of
    SUBSIDIARY, CONT'D   outstanding common stock held by SIL's shareholders
                         will be returned to the Company and all outstanding options are effectively cancelled. A promissory note was received for approximately $345,000, which represents additional cash provided to SIL during 1998 and 1999, and is payable in 24 monthly installments.

                         The Company will remain a guarantor on a bank loan used to finance SIL's operations. Under terms of the Release Agreement, SIL agreed to apply 25 percent of the proceeds from each payment received on a specific contract until the bank loan is paid in full. Once paid in full, the loan agreement will be terminated.

                         Summary balance sheet and statements of operations for SIL for the three months and nine months ended September 30, 1999 are as follows:


                         ASSETS
                           Cash                                       $  94,000
                           Accounts receivable                          973,000
                           Inventory                                    179,000
                           Other assets                                  58,000
                           Fixed assets - net                           253,000
                         -------------------------------------------------------
                                                                     $1,557,000
                         =======================================================

                         LIABILITIES
                           Current liabilities                       $1,780,000
                           Long-term liabilities                         54,000
                           Stockholders' deficit                       (277,000)
                         -------------------------------------------------------
                                                                     $1,557,000
                         =======================================================

                                                    THREE MONTHS     NINE MONTHS
                                                           ENDED           ENDED
                                                  SEPT. 30, 1999  SEPT. 30, 1999
                         -------------------------------------------------------

                         Revenues                    $   825,000     $2,410,000
                         Direct expenses                (619,000)    (1,319,000)
                         Other expenses                 (381,000)    (1,371,000)
                         -------------------------------------------------------

                         Net loss                    $  (175,000)   $  (280,000)
                         =======================================================

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(f)   DEPRECIATION       Fixed assets are depreciated over their estimated
      AND                useful lives of three to eight years using the
      AMORTIZATION       straight-line method of accounting. Leasehold
                         improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term.

                         Goodwill and other intangible assets were created upon the acquisition of the Company's subsidiaries. Intangible assets are amortized over their assets estimated future useful lives on a straight-line basis over three to five years. Goodwill and other intangibles are periodically reviewed for impairment based on an assessment of future operations to ensure they are appropriately valued in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

(g)   RESEARCH AND       The Company is actively engaged in new product
      DEVELOPMENT        development efforts. Research and development
                         expenditures relating to possible future products are expensed as incurred. Total expense was approximately
                         $4,000 and $68,000 for the three and nine months ended
                         September 30, 1999, respectively.

(h)   ADVERTISING        The Company follows the policy of charging the costs of
                         advertising to expense as incurred. The Company did not incur advertising expenses for either the three months or nine months ended September 30 1999.

(i)   INCOME             Deferred income taxes are recognized for the tax
      TAXES              consequences in future years of differences between
                         the tax basis of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the combination of the tax payable for the period and the change during the period in deferred tax assets and liabilities.

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(j)   NEW                In 1997, the Financial Accounting Standards Board
      ACCOUNTING         issued Statement of Financial Accounting Standards No.
      STANDARDS          130, "Reporting Comprehensive Income." This Statement
                         was adopted in 1998. In accordance with the Statement, comprehensive income is presented in the consolidated statements of stockholders' equity for the three and nine months ended September 30, 1999.

                         Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives Instrument and Hedging Activities," established accounting and reporting standards for derivative instruments. The Company has not in the past nor does it anticipate, that it will engage in transactions involving derivative instruments which will impact the consolidated financial statements.

(k)   STOCK-BASED        In October 1995, the Financial Accounting Standards
      COMPENSATION       Board issued Statement of Financial Accounting
                         Standards No. 123, "Accounting for Stock-Based
                         Compensation" (SFAS 123). The Company adopted SFAS 123 in 1997. The Company has elected to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB Opinion 25, "Accounting for Stock
                         Issued to Employees" (APB 25) and has provided pro forma disclosures as if the fair value based method prescribed SFAS 123 has been utilized. See Note 8(d).

(l)   COMMON STOCK       The Company has valued its stock and stock options
      AND STOCK          issued to non-employees at fair value in accordance
      OPTIONS TO         with the accounting prescribed in SFAS 123 which states
      NON-EMPLOYEES      that all transactions in which goods or services are
                         received for the issuance of equity instruments shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

(m)   NET LOSS PER       Net loss per common share has been computed on the
      COMMON SHARE       basis of the weighted average number of shares
                         outstanding, according to the rules of Statement of Financial Accounting Standards No. 128, "Earnings per
                         Share."

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(n)   FINANCIAL          The Company's financial instruments consist primarily
      INSTRUMENTS        of cash, accounts receivable, accounts payable, line of
                         credit, accrued expenses, notes payable and acquisition price payable. These financial instruments are stated at their respective carrying values, which approximate their fair values.

2.    FIXED ASSETS       Fixed assets consisted of the following:

                         SEPTEMBER 30, 1999
                         --------------------------------------------------------------
                         Building and improvements                          $2,020,189
                         Furniture, fixtures and equipment                      18,443
                         Computer equipment                                    156,589
                         Leasehold improvements                                 38,538
                         --------------------------------------------------------------
                                                                             2,233,759
                         Less accumulated depreciation and amortization       (197,917)
                         --------------------------------------------------------------

                                                                            $2,035,842
                         ==============================================================

                         Depreciation and amortization expense was approximately $29,000 and $87,000 for the three and nine months ended September 30, 1999, respectively.

3.    ACQUISITIONS       During 1998, the Company acquired 100 percent of the
                         outstanding common stock of Integrated Space Systems
                         (ISS), a San Diego-based company. The Company issued
                         2,000,000 shares of restricted common stock for the outstanding shares of ISS. This transaction was accounted for under the purchase method of accounting with the aggregate of the purchase price in excess of the fair market value of the assets acquired being capitalized as goodwill. The cost of the acquisition was $3,625,000, of which $3,461,000 was capitalized as goodwill. Amortization expense was approximately
                         $174,000 and $523,000 for the three and nine months ended September 30, 1999, respectively.

                         The consolidated statement of operations for the three and nine months ended September 30, 1999 includes the operating results from this entity.

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

3.    ACQUISITIONS,      The Company also acquired the exclusive royalty-free
      cont'd             rights to use, sell and apply all technology developed
                         by an individual. The purchase price for these intangible assets was $24,500. See Note 8(c).

                         SEPTEMBER 30, 1999
                         -------------------------------------------------------
                         Goodwill                                   $ 3,461,000
                         Other intangibles                               24,500
                         -------------------------------------------------------
                                                                      3,485,500
                         Less accumulated amortization               (1,159,181)
                         -------------------------------------------------------
                                                                    $ 2,326,319
                         =======================================================


4.    LINE OF            The Company (through ISS) obtained a bank line of
      CREDIT             credit in the amount of $250,000 which matures in
                         November 1999. At September 30, 1999, $121,410 was outstanding on the line of credit.

                         The line of credit was secured by all of the assets of ISS. The line is also guaranteed by SPACEDEV and a key stockholder. The interest rate under the line of credit is prime (8.5 percent at September 30, 1999) plus 2.0 percent.


5.    NOTES
      PAYABLE

(a)   BUILDING           In December 1998, the Company signed a $1,300,000 note
      NOTES              payable with a lender to finance the purchase of its
                         new facility. The note calls for monthly payments and a balloon payment on December 21, 1999. The note accrues interest at 13 percent.

                         In December 1998, the president of the Company entered into a $500,000 loan agreement with another lender to finance additional costs of its new facility. This liability was assigned to the Company and calls for 59 monthly interest payments at 12.23 percent and a balloon payment of $505,000, including interest, on December 17, 2003.

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(a)   BUILDING           In 1999, the Company entered into a second loan
      NOTES, CONT'D      agreement with the lender. The $460,000 loan calls for
                         59 monthly interest payments at 10.5 percent and a balloon payment of $464,000, including interest at March 2004.

(b)   RELATED            At September 30, 1999, the Company had notes payable to
      PARTY              stockholders for $627,000 with interest between 4
                         percent and 12 percent. The notes, due in March 1999, were converted to demand notes.

6.    INCOME             Deferred income taxes are provided for temporary
      TAXES              differences in recognizing certain income and expense
                         items for financial and tax reporting purposes. The deferred tax asset of $1,494,000 as of September 30, 1999, consisted primarily of the income tax benefits from net operating loss carryforwards and research and development credits. A valuation allowance has been recorded to fully offset the deferred tax asset as realization of such asset is not assured. The valuation allowance increased approximately $544,000 in the nine months ended September 30, 1999 from $950,000 at December 31, 1998 to $1,494,000 at September 30, 1999.

                         At September 30, 1999, the Company has federal and state tax net operating loss carryforwards of approximately $3,108,000 The federal and state tax loss carryforwards will expire through 2019, unless previously utilized.

                         A reconciliation of the statutory income tax rates and the Company's effective tax rate is as follows:

                         THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1999
                         ---------------------------------------------------------------
                         Statutory U.S. federal rate                                34%
                         State income taxes - net of federal benefit                 5%
                         Net operating loss for which no tax benefit is
                         currently available                                       (39)%
                         ---------------------------------------------------------------
                                                                                     -
                         ===============================================================

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

6.    INCOME             The tax effects of temporary differences and
      TAXES, cont'd      carryforwards that give rise to deferred tax assets
                         and liabilities consist of the following:

                         SEPTEMBER 30, 1999
                         -------------------------------------------------------
                         Deferred tax assets:
                            Net operating loss carryforwards        $ 1,444,000
                            Research and development credits             50,000
                         -------------------------------------------------------
                         Gross deferred tax assets                    1,494,000
                         Valuation allowance                         (1,494,000)
                         -------------------------------------------------------
                                                                    $         -
                         =======================================================


7.    EMPLOYEE
      BENEFIT PLAN

(a)   PROFIT SHARING     During 1997, the Company adopted a 401(k) retirement
      401(K) PLAN        savings plan for its U.S. employees which allows each
                         eligible employee to voluntarily make pre-tax salary contributions up to 15 percent of their compensation.
                         The Company may elect to make a matching contribution.
                         During the three and nine months ended September 30, 1999, the Company did not contribute to the Plan. The total Company contribution and participant salary reduction may not exceed 25 percent of the compensation of eligible participants.

(b)   EMPLOYEE STOCK     During 1999, the Company implemented an Incentive Stock
      PURCHASE AND       Option Plan as well as an Employee Stock Purchase Plan.
      OPTION PLANS

8.    STOCKHOLDERS'
      EQUITY

(a)   REDEEMABLE         In 1997, 82,450 shares of $.001 par value redeemable
      PREFERRED STOCK    preferred stock were issued at $3.64 per share. Each
                         share of redeemable preferred stock is convertible, at the option of the holder, into 100 shares of common stock. The conversion ratio is subject to certain anti-dilution adjustments, and the holder of each share of preferred stock is entitled to one vote for each share of common stock into which it would convert.
                         These shares were converted to 8,245,000 shares of common stock on May 11, 1999.

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(b)   COMMON             During 1999, the Company entered agreements with sales,
                         investor relations and public relations firms and employees to perform services for the Company. For the three and nine months ended September 30, 1999, the Company issued 7,074 and 30,656 shares of its common stock and recorded expense of approximately $11,000 and $164,000, respectively.

                         During 1998, the Company entered a five-year employment agreement with a key employee. The agreement renews annually and can be canceled by either party under provisions of the agreement. Upon renewal of the agreement, the employee will receive 5,000 shares of common stock annually for two years. The agreement also includes 50,000 shares of stock these shares become available upon future events occurring.

(c)   WARRANTS           During 1998, the Company issued warrants to purchase
                         25,000 shares of common stock at 50 percent of their fair market value on the date of issuance, in return for the exclusive royalty free right to use, sell and apply patents and other technology developed by an individual. The individual will receive warrants to purchase a minimum of 75,000 shares and a maximum of 3,000,000 shares of common stock at 50 percent of the fair market value on the date of issuance. The number of shares varies with revenue generated by the technology on specific dates. At September 30, 1999, the unissued warrants were not recorded as the future exercise price of the warrants cannot be estimated.


(d)   STOCK              During 1997, the Company entered into a five-year
                         employment agreement with its president. As part of the employment agreement, the Company granted options to the president to purchase up to 2,500,000 shares of the Company's $.0001 par value restricted common stock. In accordance with APB 25, the Company recognized $500,000 of compensation expense and $250,000 of deferred compensation. The options are subject to vesting conditions and have exercise prices between $1.50 and $3.00 per share.

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(d)   STOCK OPTIONS,     The following summarizes stock option activity related
      CONT'D             to the Plan:

                                                                                   Weighted
                                                               Options              Average
                                                           Outstanding      Exercise Prices
                         ------------------------------------------------------------------
                         Balance at December 31, 1998          500,000                $1.00
                              Granted                                -                    -
                              Exercised                              -                    -
                         ------------------------------------------------------------------

                         Balance at September 30, 1999         500,000                $1.00
                         ==================================================================

                         The Company has elected to account for its stock-based compensation plans under APB 25. However, the Company has computed, for pro forma disclosure purposes, the value of all options granted during the three and nine months ended September 30, 1999 using the minimum value method as prescribed by SFAS 123. Under this method, the Company used the risk-free interest rate at date of grant, expected volatility, expected dividend yield and the expected life of the options to determine the fair value of options granted. The risk-free interest rates ranged from 5.4 percent to 6.0 percent; expected volatility of 100% and the dividend yield was assumed to be zero, and the expected life of the options was assumed to be five years based on the average vesting period of options granted.

                         If the Company had accounted for these options in accordance with SFAS 123, the total value of options granted during the three and six months ended September 30, 1999 would be amortized on a pro forma basis over the vesting period of the options. Thus, the Company's consolidated net loss would have increased as reflected in the following pro forma amounts:

                         THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1999
                         -------------------------------------------------------
                         Net loss:
                             As reported                $(851,656)  $(2,162,021)
                             Pro forma                  $(851,656)  $(2,162,021)
                         Pro forma net loss per share   $    (.06)  $      (.21)
                         =======================================================

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

9.    COMMITMENTS
      AND
      CONTINGENCIES

      CAPITAL            The Company leases certain equipment under
      LEASES             non-cancelable capital leases, which are included in
                         fixed assets as follows:

                         SEPTEMBER  30, 1999
                         -------------------------------------------------------
                         Computer equipment                            $ 39,000
                         Less accumulated depreciation                  (35,000)
                         -------------------------------------------------------
                                                                       $  4,000
                         =======================================================

                         Depreciation expense related to these capitalized leases was $3,000 and $9,000 during the three and nine months ended September 30, 1999, respectively.

                         Future minimum lease payments are as follows:

                         YEAR ENDING SEPTEMBER 30,
                         -------------------------------------------------------
                                2000                                   $  1,872
                                2001                                      2,831
                         -------------------------------------------------------
                         Total minimum lease payments                     4,703
                         Amount representing interest                      (420)
                         -------------------------------------------------------
                         Present value of minimum lease payments       $  4,283
                         =======================================================

                         Total obligation                              $  4,283
                         Less current portion                            (1,702)
                         -------------------------------------------------------
                         Long-term portion                             $  2,581
                         =======================================================


10.   CONCENTRATIONS

      CREDIT RISK        The Company maintains cash balances at various
                         financial institutions primarily located in San Diego.
                         Accounts at these institutions are secured by the Federal Deposit Insurance Corporation up to $100,000.
                         The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

11.   OPERATING          The Company's operating structure includes operating
      SEGMENTS           segments:


(a)      SEGMENT         The Company has two reportable segments: Space Missions
                         Division (SMD) and ISS. The Space Missions Division is in the process of developing deep space science exploration satellites. Through September 30, 1999, this Division had no revenue with outside customers.
                         ISS provides engineering services, launch integration services and space vehicle integration services.

                         The following is a summary of operating results and assets by segment for the nine months ended September 30, 1999:

                         (IN THOUSANDS)                      ISS        SMD        Total
                         ---------------------------------------------------------------------
                         Net revenue from external
                           customers                    $     634     $      -      $     634
                         Depreciation and
                           amortization expense                86          523            609
                         Other segment expenses               633        1,554          2,187
                                                        --------------------------------------
                         Segment profit (loss)          $     (85)    $ (2,077)     $  (2,162)
                                                        --------------------------------------

                         Total segment assets           $   7,046     $    428      $   7,474
                         Less intersegment assets             (80)        (181)          (261)
                                                        --------------------------------------
                         Net segment assets             $   6,966     $    247      $   7,213
                                                        ======================================


(b)   METHOD OF          Management evaluates the performance of its operating
      DETERMINING        segments separately to individually monitor the
      SEGMENT PROFIT     different factors affecting financial performance.
      OR LOSS            Segment profit or loss includes substantially all of
                         the segment's costs of production, distribution and administration. The Company manages income taxes on a global basis. Thus, management evaluates segment performance based on profit or loss before income taxes, exclusive of any significant gains or losses on the disposition of investments or other assets. The
                         Company typically manages and evaluates equity investments and related income on a segment level.

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

12.   SETTLEMENT         In August 1998, the U.S. Securities and Exchange
      WITH U.S.          Commission (SEC) alleged that the Company and its
      SECURITIES AND     chairman made statements on the Internet regarding
      EXCHANGE           revenue and earnings estimates without a reasonable
      COMMISSION         basis and also misrepresented a financing agreement it
                         had with a broker-dealer.

                         During April 1999, the Company and its chairman agreed to settle the SEC's charges. Neither party paid any fines. Under the settlement, the Company neither admitted nor denied wrongdoing. The Company and its chairman agreed to be subject to stiffer sanctions for any future violations.

13.   SUBSEQUENT         In November 1999, the Company entered an employment
      EVENT              agreement with a key employee. The agreement can be
                         terminated by either party under certain circumstances.
                         The agreement also includes stock options contingent on future events as well as grants under the Company's
                         Incentive Stock Option Plan.

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES








                                               CONSOLIDATED FINANCIAL STATEMENTS
                                                Year Ended December 31, 1998 and
                                       Four Month Period Ended December 31, 1997

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                                                        CONTENTS
================================================================================





         INDEPENDENT AUDITORS' REPORT                                3



         FINANCIAL STATEMENTS

            Consolidated Balance Sheets                              4

            Consolidated Statements of Operations                    5

            Consolidated Statements of Stockholders' Equity          6

            Consolidated Statements of Cash Flows                  7-8

            Notes to Consolidated Financial Statements            9-23

INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
SPACEDEV, INC.

We have audited the accompanying consolidated balance sheet of SPACEDEV, INC. AND SUBSIDIARIES (the "Company")(see Note 1(c) to the consolidated financial statements) as of December 31, 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These consolidated statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of SPACE INNOVATIONS LIMITED, a wholly-owned subsidiary, whose statements reflect total assets constituting 20% of consolidated assets as of December 31, 1998, and net sales constituting 36% of consolidated net sales for the three-month period then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it related to the amounts included for SPACE INNOVATIONS LIMITED is based solely on the report of other auditors. The financial statements of SPACEDEV, INC. as of December 31, 1997 were audited by other auditors whose report dated January 30, 1998, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit and the report of other auditors provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of SPACEDEV, INC. AND SUBSIDIARIES as of December 31, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


/s/

May 14, 1999


================================================================================================
DECEMBER 31,                                                       1998                 1997
------------------------------------------------------------------------------------------------
ASSETS (Note 4)

CURRENT ASSETS
   Cash (Note 10(a))                                           $   106,539          $   148,095
   Accounts receivable                                           1,392,336                    -
   Inventory (Note 1(e))                                           165,283                    -
   Other current assets (Note 1(f))                                125,709                1,040
------------------------------------------------------------------------------------------------

Total current assets                                             1,789,867              149,135

FIXED ASSETS - NET (Notes 1(f) and 2)                            2,031,240                    -

INTANGIBLE ASSETS - NET (Notes 1(f) and 3)                       5,690,812                    -

OTHER ASSETS (Note 1(f))                                           150,704                    -
------------------------------------------------------------------------------------------------

                                                                $9,662,623          $   149,135
================================================================================================

                                                                                                 SPACEDEV, INC.
                                                                                               AND SUBSIDIARIES
                                                                                    CONSOLIDATED BALANCE SHEETS
===============================================================================================================

DECEMBER 31,                                                                     1998                 1997
---------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Bank overdraft facility                                                    $   477,298             $
   Line of credit (Note 4)                                                        100,000                    -
   Current portion of notes payable (Note 5)                                    1,350,663                    -
   Current portion of acquisition price payable (Note 3)                          500,000                    -
   Current portion capitalized leases (Note 9(b))                                  43,666                    -
   Accounts payable                                                               617,395               31,561
   Customer deposits and deferred revenue                                         564,736                    -
   Accrued payroll, vacation and related taxes                                    282,170                    -
   Related party notes payable (Note 5(c))                                        237,000                    -
---------------------------------------------------------------------------------------------------------------

Total current liabilities                                                       4,172,928               31,561

NOTE PAYABLE, LESS CURRENT MATURITIES (Note 5)                                    500,000                    -
ACQUISITION PRICE PAYABLE, LESS CURRENT MATURITIES (Note 3)                       500,000                    -
CAPITALIZED LEASES, LESS CURRENT MATURITIES (Note 9)                               28,351                    -
OTHER LIABILITIES                                                                  54,738                    -
---------------------------------------------------------------------------------------------------------------

Total liabilities                                                               5,256,017               31,561

COMMITMENTS AND CONTINGENCIES (Notes 8(c), 9, and 12)

STOCKHOLDERS' EQUITY
   Convertible preferred stock, $.001 par value, 10,000,000 shares
     authorized and 82,450 shares issued and outstanding (Notes 8(a))                  82                   82
   Common stock, $.0001 par value; 25,000,000 shares authorized,
     6,047,743 and 1,755,000 shares issued and outstanding,
     respectively (Note 8(b))                                                         605                  176
   Additional paid-in capital                                                   6,713,229              300,974
   Additional paid-in capital - stock options (Note 8(d))                         750,000              971,333
   Deferred compensation (Note 8(d))                                             (250,000)            (250,000)
   Accumulated deficit                                                         (2,814,633)            (904,991)
   Accumulated other comprehensive income:
     Cumulative foreign currency translation adjustments (Note 1(j))                7,323                    -
---------------------------------------------------------------------------------------------------------------

Total stockholders' equity                                                      4,406,606              117,574
---------------------------------------------------------------------------------------------------------------

                                                                               $9,662,623          $   149,135
===============================================================================================================

      THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                                                                                                              4


                                                                                                           SPACEDEV, INC.
                                                                                                         AND SUBSIDIARIES
                                                                                    CONSOLIDATED STATEMENTS OF OPERATIONS
=========================================================================================================================

                                                                                                              Four Month
                                                                                         YEAR ENDED         Period Ended
                                                                                       DECEMBER 31,         December 31,
                                                                                               1998                 1997
-------------------------------------------------------------------------------------------------------------------------
NET SALES                                                                              $  2,093,254       $           -
Cost of sales                                                                             1,152,813
-------------------------------------------------------------------------------------------------------------------------

GROSS MARGIN                                                                                940,441                    -

OPERATING EXPENSES
   General and administrative                                                             2,143,088                    -
   Research and development (Note 1(g))                                                     700,921              904,094
-------------------------------------------------------------------------------------------------------------------------

Total operating expenses                                                                  2,844,009              904,094
-------------------------------------------------------------------------------------------------------------------------
LOSS FROM OPERATIONS                                                                     (1,903,568)            (904,094)
-------------------------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE)
   Interest expense                                                                         (47,494)                   -
   Other income - net                                                                        41,420                    -
-------------------------------------------------------------------------------------------------------------------------

Total other income (expense)                                                                 (6,074)                   -
-------------------------------------------------------------------------------------------------------------------------

NET LOSS                                                                                ($1,909,642)      $     (904,094)
=========================================================================================================================

BASIC NET LOSS PER SHARE                                                               $       (.47)      $         (.52)
-------------------------------------------------------------------------------------------------------------------------

Weighted-Average Shares Outstanding                                                       4,095,975            1,755,000
-------------------------------------------------------------------------------------------------------------------------

Weighted-Average Shares Outstanding Assuming Dilution                                    12,883,975           10,500,000
=========================================================================================================================

           THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                                                                                                                        5


================================================================================


                                                                         Redeemable
                                                                       Preferred Stock                        Common Stock
                                                               ---------------------------------    --------------------------------
                                                                    Shares             Amount              Shares         Amount
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT AUGUST 22, 1997 (INCEPTION)                                  -            $    -                    -            $    -

Shares issued for cash (Note 8(a))                                 82,450                82                    -                 -
Reverse acquisition of SpaceDev, Inc. (Note 1(a))                       -                 -            1,755,000               176
Common stock options issued for
   compensation (Note 1(l) and 8(d))                                    -                 -                    -                 -
Common stock options issued for deferred
   compensation (Notes 1(m) and 8(b))                                   -                 -                    -                 -
Common stock options issued for services
   (Note 1(m)) and 8(d))                                                -                 -                    -                 -
  Net loss                                                              -                 -                    -                 -
------------------------------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1997                                       82,450                82            1,755,000               176
Common stock issued for cash                                            -                 -              622,403                62
Acquisition of intangible assets (Notes 1(f) and 3)                     -                 -                    -                 -
Common stock issued for compensation
   (Notes 1(m) and 8(b))                                                -                 -                5,000                 1
Common stock issued for business acquisition
   of subsidiary - SIL  (Note 1(c) and 3)                               -                 -            1,000,000               100
Common stock issued for business acquisition
   of subsidiary - ISS  (Note 1(c) and 3)                               -                 -            2,000,000               200
Common stock issued for services (Note 1(m)
   and 8(b)                                                             -                 -               92,190                 9
Common stock issued for exercise of options
   (Note 8(d))                                                          -                 -              573,150                57

Comprehensive income:
  Net loss                                                              -                 -                    -                 -
  Foreign currency translation adjustment                               -                 -                    -                 -
------------------------------------------------------------------------------------------------------------------------------------

  Comprehensive income
------------------------------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1998                                       82,450            $   82            6,047,743          $   605
====================================================================================================================================


                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
================================================================================

                                  Additional
                                    Paid-In                                                   Accumulated
           Additional               Capital                                                         Other
              Paid-In                 Stock              Deferred         Accumulated       Comprehensive
              Capital               Options           Compensation            Deficit              Income               Total
-------------------------------------------------------------------------------------------------------------------------------
            $        -           $       -             $        -          $         -        $         -          $         -
               299,918                   -                      -                    -                  -              300,000
                 1,056                   -                      -                    -                  -                1,232

                     -             500,000                      -                    -                  -              500,000

                     -             250,000               (250,000)                   -                  -                    -

                     -             221,333                      -                    -                  -              221,333
                     -                   -                      -             (904,991)                 -             (904,991)
-------------------------------------------------------------------------------------------------------------------------------

               300,974             971,333               (250,000)            (904,991)                 -              117,574
               637,688                   -                      -                    -                  -              637,750
                24,500                   -                      -                    -                  -               24,500

                 8,749                   -                      -                    -                  -                8,750

             1,667,900                   -                      -                    -                  -            1,668,000

             3,624,800                   -                      -                    -                  -            3,625,000

               189,572                   -                      -                    -                  -              189,581

               259,046            (221,333)                     -                    -                  -               37,770


                     -                   -                      -           (1,909,642)                 -          (1,909,642)
                     -                   -                      -                    -              7,323               7,323
------------------------------------------------------------------------------------------------------------------------------

                                                                                                    7,323          (1,902,319)
------------------------------------------------------------------------------------------------------------------------------
            $6,713,229            $750,000             $(250,000)         $(2,814,633)      $       7,323          $4,406,606
==============================================================================================================================
                                THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                                                                                                                             6


                                                                                                     SPACEDEV, INC.
                                                                                                   AND SUBSIDIARIES
                                                                              CONSOLIDATED STATEMENTS OF CASH FLOWS
===================================================================================================================

                                                                                                        Four Month
                                                                                  YEAR ENDED          Period Ended
                                                                                DECEMBER 31,          December 31,
                                                                                        1998                  1997
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                                       $(1,909,642)           $(904,991)
   Adjustments to reconcile net loss to net cash used in
    operating activities:
     Depreciation and amortization                                                    956,015                   43
     Common stock issued for compensation and services                                324,081                    -
     Stock options issued for compensation and services                                     -              721,333
     Reverse acquisition of SpaceDev, Inc.                                                  -                  149
     Change in operating assets and liabilities:
       Accounts receivable                                                           (391,032)                   -
       Inventory                                                                      (51,198)                   -
       Other current assets                                                           (52,411)                   -
       Other assets                                                                   (20,474)                   -
       Accounts payable                                                                52,080               31,561
       Customer deposits and deferred revenue                                         (33,909)                   -
       Accrued payroll, vacation and related taxes                                     75,172                    -
       Other liabilities                                                              (31,476)                   -
-------------------------------------------------------------------------------------------------------------------

Net cash used in operating activities                                              (1,082,794)            (151,905)
-------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchases of fixed assets                                                          (61,826)                   -
   Cash acquired in purchase of subsidiaries                                           31,427                    -
-------------------------------------------------------------------------------------------------------------------

Net cash used in investing activities                                                 (30,399)                   -
-------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from issuance of common stock                                             512,000                    -
   Increase in bank overdraft                                                         302,749                    -
   Proceeds from notes payable - related party                                        175,000                    -
   Proceeds from bank lines of credit                                                  75,000                    -
   Proceeds from exercise of options                                                   37,700                    -
   Payments on capital leases                                                         (29,383)                   -
   Payments on note payables                                                          (10,544)
   Proceeds from preferred stock issuance                                                   -              300,000
-------------------------------------------------------------------------------------------------------------------

Net cash provided by financing activities                                           1,062,522              300,000
Effect of exchange rate changes on cash                                                 9,115                    -
-------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash                                                       (41,556)             148,095
===================================================================================================================
                            THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                                                                                                                 7


                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED
===================================================================================================================

                                                                                                        Four Month
                                                                                  YEAR ENDED          Period Ended
                                                                                DECEMBER 31,          December 31,
                                                                                        1998                  1997
-------------------------------------------------------------------------------------------------------------------
CASH AT BEGINNING OF PERIOD                                                           148,095                    -
-------------------------------------------------------------------------------------------------------------------
CASH AT END OF PERIOD                                                            $    106,539         $    148,095
===================================================================================================================

SUPPLEMENTAL DISCLOSURES OF CASH INFORMATION:
Cash paid during the period for:
   Interest                                                                     $      32,954   $                -

NONCASH INVESTING AND FINANCING ACTIVITY:

During 1998, the Company issued 2,000,000 and 1,000,000 shares of restricted stock for 100% of the outstanding stock of ISS and SIL, respectively. The Company also incurred a liability to issue $1,000,000 of restricted common stock when acquiring SIL. This amount was recorded as an acquisition price payable. See Note 3.

In 1998, the Company issued warrants to purchase 25,000 shares of restricted common stock for developed technology. See Note 3.

During 1998, the Company financed its new facility and related costs with $1,800,000 of notes payable. The Company also financed approximately $6,300 of equipment with capital leases.
================================================================================

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


1.    SUMMARY OF         A summary of the Company's significant accounting
      SIGNIFICANT        policies consistently applied in the preparation of the
      ACCOUNTING         accompanying consolidated financial statements follows.
      POLICIES

(a)   NATURE OF          SPACEDEV, INC. (the "Company") was incorporated as
                         Pegasus Development Group, Inc. The Company is engaged in the commercial development of low cost satellites and their subsystems, as well as engineering technical services to major aerospace companies. The principal markets of the Company are 65% in the United States and 35% in Europe. (See Note 11(a))

                         The Company was incorporated under the laws of Colorado on December 23, 1996 as Pegasus Development Group, Inc.
                         (PDGI). The principal activities from inception have been organizational matters, the sale and issuance of shares of its $.0001 par value common stock and $.001 par value preferred stock as part of a public stock offering and the execution of a stock acquisition agreement.

                         PDGI was originally formed for the purpose of entering the real estate industry. However, on October 22, 1997, the PDGI acquired 100 percent, or 1,000,000 shares, of SpaceDev's $.001 par value common stock from SpaceDev, LLC in exchange for 82,450 shares of the Company's $.001 par value convertible, preferred stock, pursuant to a comprehensive plan of reorganization of PDGI. Following the acquisition of SpaceDev, SpaceDev was merged into PDGI and the name of the corporation was changed to SpaceDev, Inc. After the reorganization, the former shareholders of SpaceDev owned a majority of the outstanding common stock of the Company, after giving effect to the conversion privilege of the preferred stock which is convertible into 8,245,000 shares of common stock.

                         For accounting purposes, the transaction has been accounted for as a recapitalization of Company with the Company as the acquirer (reverse acquisition). Since SpaceDev had, prior to the recapitalization, minimal assets, the recapitalization has been accounted for as the sale of 1,755,000 shares for net assets of $1,232.

                         The Companys preferred shares reflected in the consolidated financial statements have been restated based upon the exchange rates of preferred stock issued in connection with the acquisition.

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(b)   LIQUIDITY          The accompanying consolidated financial statements as
                         of December 31, 1998 have been prepared assuming the Company will continue as a going concern. However, the Company has a negative working capital of $1,883,061 as of December 31, 1998 and incurred net losses of $1,909,642 and $904,991 for the periods ended December
                         31, 1998 and 1997, respectively. Subsequent to December
                         1998, management intends to raise additional equity financing to fund future operations and commitments.
                         There is no assurance that the new equity will be sufficient to meet the Company's needs. Additionally, there is no assurance that additional equity financing needed to fund operations will be consummated or obtained in sufficient amounts necessary to meet the Company's needs.

                         The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.


(c)   PRINCIPLES OF      The consolidated financial statements include the
      CONSOLIDATION      accounts of the Company and its wholly-owned
                         subsidiaries, Space Innovations Limited (SIL) (a United
                         Kingdom entity) and Integrated Space Systems, Inc.
                         (ISS) (a California corporation). All significant intercompany balances and transactions have been eliminated in the consolidation.

(d)   USE OF             The preparation of financial statements in conformity
                         with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.
                         Accordingly, actual results could differ from those estimates. Significant estimates used in preparing these consolidated financial statements include those assumed in computing the valuation allowance on deferred tax assets (see Note 6). It is reasonably possible that the significant estimates used will change within the next year.

(e)   INVENTORY          Inventory consists mainly of raw materials and is
                         stated at the lower of cost (first-in, forst-out) or market.

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(f)   DEPRECIATION       Fixed assets are depreciated over their estimated
      AND                useful lives of three to eight years using the
      AMORTIZATION       straight-line method of accounting. Leasehold
                         improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term.

                         Goodwill and other intangible assets were created upon the acquisition of the Company's subsidiaries. Intangible assets are amortized over their assets estimated future useful lives on a straight-line basis over three to five years. Goodwill and other intangibles are periodically reviewed for impairment based on an assessment of future operations to ensure they are appropriately valued in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

(g)   RESEARCH AND       The Company is actively engaged in new product
      DEVELOPMENT        development efforts. Research and development
                         expenditures relating to possible future products are expensed as incurred. Total expense was approximately
                         $701,000 and $907,000 for 1998 and 1997, respectively.

(h)   ADVERTISING        The Company follows the policy of charging the costs of
                         advertising to expense as incurred. Advertising expenses were approximately $11,400 for 1998.

(i)   INCOME             Deferred income taxes are recognized for the tax
      TAXES              consequences in future years of differences between the
                         tax basis of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the combination of the tax payable for the year and the change during the year in deferred tax assets and liabilities.

(j)   FOREIGN            For the foreign subsidiary, assets and liabilities are
      CURRENCY           translated at the current year end exchange rate,
                         equity at the historical rate and income statement items at the weighted average exchange rate for the period. Resulting translation adjustments are made directly to a separate component of stockholders equity.

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(k)   NEW                In 1997, the Financial Accounting Standards Board
      ACCOUNTING         issued Statement of Financial Accounting Standards No.
      STANDARDS          130, "Reporting Comprehensive Income." This Statement
                         was adopted in 1998. In accordance with the Statement, comprehensive income is presented in the consolidated statements of stockholders' equity for 1998 and 1997.

                         Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives Instrument and Hedging Activities", established accounting and reporting standards for derivative instruments. The Company has not in the past nor does it anticipate, that it will engage in transactions involving derivative instruments which will impact the financial statements.

                         Statement of Position 98-5, "Accounting for Start-up Costs", requires an entity to expense all start-up related costs as incurred for fiscal years beginning after December 15, 1998. The Company believes that this statement will not have a material effect on the Company's accounting for start-up costs.


(l)   STOCK-BASED        In October 1995, the Financial Accounting Standards
      COMPENSATION       Board issued Statement of Financial Accounting
                         Standards No. 123, "Accounting for Stock-Based
                         Compensation" (SFAS 123). The Company adopted SFAS 123 in 1997. The Company has elected to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB Opinion 25, "Accounting for Stock
                         Issued to Employees" (APB 25) and has provided pro forma disclosures as if the fair value based method prescribed SFAS 123 has been utilized. See Note 8(d).

(m)   COMMON STOCK       The Company has valued its stock and stock options
      AND STOCK          issued to non-employees at fair value in accordance
      OPTIONS TO         with the accounting prescribed in SFAS 123 which states
      NON-EMPLOYEES      that all transactions in which goods or services are
                         received for the issuance of equity instruments shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

(n)   NET LOSS PER       Net loss per common share has been computed on the
      COMMON SHARE       basis of the weighted average number of shares
                         outstanding, according to the rules of Statement of Financial Accounting Standards No. 128, "Earnings per
                         Share".

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(o)   FINANCIAL          The Company's financial instruments consist primarily
      INSTRUMENTS        of cash, accounts receivable, accounts payable, line of
                         credit, accrued expenses, notes payable and common stock subscribed. These financial instruments are stated at their respective carrying values, which approximate their fair values.

2.    FIXED ASSETS       Fixed assets consisted of the following:

                         DECEMBER 31, 1998
                         ----------------------------------------------------------------
                         Furniture, fixtures and equipment                   $   222,073
                         Computer equipment                                      151,890
                         Leasehold improvements                                   36,769
                         ----------------------------------------------------------------
                                                                                 410,732
                         Less accumulated depreciation and amortization         (239,964)
                         ----------------------------------------------------------------
                                                                                 170,768
                         Construction in progress                              1,860,472
                         ----------------------------------------------------------------
                                                                              $2,031,240
                         ================================================================

                         Depreciation and amortization expense was approximately $60,807 in 1998.

                         During 1998, the Company entered into construction contracts on its new facility totaling approximately $350,000.

3.    ACQUISITIONS       During 1998, the Company acquired 100% of the
                         outstanding common stock of two entities in San Diego
                         (ISS) and England (SIL) (see Note 8(b)). These transactions were accounted for under the purchase method of accounting with the aggregate of the purchase price in excess of the fair market value of the assets acquired being capitalized as goodwill. The cost of the acquired entities was $5,725,000, of which $5,561,000 was capitalized as goodwill.

                         As part of the acquisition of SIL, the Company will issue $1,000,000 of common stock in four semi-annual installments over the next two years. The number of shares issued will be determined on the then quoted fair market value of its common stock. This amount was recorded as acquisition price payable with $500,000 as a current and $500,000 as a long-term liability.

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

3.    ACQUISITIONS,      The consolidated statement of operations for 1998
      cont'd             includes the operating results from cont'd these
                         entities beginning in February 1998 for ISS and October
                         1998 for SIL (see Note 1(c)).

                         The following unaudited pro forma information presents a summary of consolidated results of operations of the Company and its subsidiaries, ISS and SIL, as if the acquisitions had occurred in August of 1997, with pro forma adjustments to give effect to amortization of goodwill and other intangible assets and certain other adjustments:

                         (IN THOUSANDS, EXCEPT EARNINGS PER SHARE AMOUNTS)
                         PERIOD ENDED DECEMBER 31,           1998        1997
                         -------------------------------------------------------
                         Net sales                        $   3,765   $   1,415
                         Net losses                       $  (3,282)  $    (751)
                         Basic net loss per share         $    (.69)  $    (.16)
                         =======================================================

                         The Company also acquired the exclusive royalty-free rights to use, sell and apply all technology developed by an individual. The purchase price for these intangible assets was $24,500. See Note 8(c).

                         DECEMBER 31, 1998
                         -------------------------------------------------------
                         Goodwill                                    $6,561,000
                         Other intangibles                               24,500
                         -------------------------------------------------------
                                                                      6,585,500
                         Less accumulated amortization                 (894,688)
                         -------------------------------------------------------
                                                                     $5,690,812
                         =======================================================

4.    LINE OF            In July 1997, the Company (through ISS) obtained a bank
      CREDIT             line of credit in the amount of $100,000 which matured
                         in July 1998. In November 1998, the Company renewed the line with a $250,000 agreement for one year. At
                         December 31, 1998, $100,000 was outstanding on the line of credit.

                         The line of credit was secured by all of the assets of ISS. The line is also guaranteed by SpaceDev and a key shareholder. The interest rate under the line of credit is prime (7.75% at December 31, 1998) plus 2.0% and matures in November 1999.

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

5.    NOTES
      PAYABLE

(a)   BUILDING           In December 1998, the Company signed a $1,300,000 note
      NOTES              payable with a lender to finance the purchase of its
                         new facility. The note calls for monthly payments and a balloon payment on December 21, 1999. The note accrues interest at 13%.

                         In December 1998, the president of the Company entered a $500,000 loan agreement with another lender to finance additional costs of its new facility. This liability was assigned to the Company and calls for 59 monthly interest payments at 12.23% and a balloon payment of $505,000, including interest, on December 17, 2003.

(b)   BANK LOAN -        SIL has a bank loan due in monthly installments of
      SIL                approximately $5,000 with interest at 2.5% over the
                         bank's base rate. The $50,663 balance at December 31, 1998 is a current liability.

(c)   RELATED            At December 31, 1998, the Company had notes payable to
      PARTY              stockholder for $237,000. The notes were due between
                         January 1999 and March 1999 with interest between 4% and 10%. These notes were extended as demand notes.


6.    INCOME             Deferred income taxes are provided for temporary
      TAXES             differences in recognizing certain income and expense
                         items for financial and tax reporting purposes. The deferred tax asset of $950,000 and $311,000 as of December 31, 1998 and 1997, respectively, consisted primarily of the income tax benefits from net operating loss carryforwards, amortization of goodwill and research and development credits. A valuation allowance has been recorded to fully offset the deferred tax asset as realization of such asset is not assured. The valuation allowance increased approximately $639,000 in 1998 from $311,000 at December 31, 1997 to $950,000 at
                         December 31, 1998.

                         At December 31, 1998, the Company has federal and state tax net operating loss carryforwards of approximately $1,700,000. The federal and state tax loss carryforwards will expire between 1999 through 2018, unless previously utilized.

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

6.    INCOME             A reconciliation of the statutory income tax rates and
      TAXES              the Company's effective rates is as follows:
      cont'd

                         PERIOD ENDED DECEMBER 31,                           1998           1997
                         ------------------------------------------------------------------------
                         Statutory U.S. federal rate                          34%            34%
                         State income taxes - net of federal benefit           5%             5%
                         Net operating loss for which no tax benefit is
                           currently available                               (39)%          (39)%
                         ------------------------------------------------------------------------
                                                                               -%             -%
                         ========================================================================

                         The tax effects of temporary differences and carryforwards that give rise to deferred tax assets and liabilities consist of the following:

                         DECEMBER 31,                                    1998              1997
                         -------------------------------------------------------------------------
                         Deferred tax assets:
                            Net operating loss carryforwards          $ 688,000         $ 311,000
                            Temporary differences                       220,000                 -
                            Research and development credits             42,000                 -
                         -------------------------------------------------------------------------
                         Gross deferred tax assets                      950,000           311,000
                         Valuation allowance                           (950,000)         (311,000)
                         -------------------------------------------------------------------------
                                                                      $       -         $       -
                         =========================================================================

7.    EMPLOYEE
      BENEFIT PLAN

(a)   PROFIT SHARING     During 1997, the Company adopted a 401(k) retirement
      401(k) PLAN        savings plan for its U.S. employees which allows each
                         eligible employee to voluntarily make pre-tax salary contributions up to 15% of their compensation. The
                         Company may elect to make a matching contribution. In
                         1998 and 1997, the Company did not contribute to the Plan. The total Company contribution and participant salary reduction may not exceed 25% of the compensation of eligible participants.

(b)   UNITED KINGDOM     The Company provided a pension plan under the United
      PENSION PLAN       Kingdom Government social security system for Space
                         Innovations Limited employees. The expense related to this plan was approximately $18,000 for 1998.

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

8.    STOCKHOLDERS'
      EQUITY

(a)   REDEEMABLE         In 1997, 82,450 shares of $.001 par value redeemable
      PREFERRED STOCK    preferred stock were issued at $3.64 per share. Each
                         share of redeemable preferred stock is convertible, at the option of the holder, into 100 shares of common stock. The conversion ratio is subject to certain anti-dilution adjustments, and the holder of each share of preferred stock is entitled to one vote for each share of common stock into which it would convert.

                         Subsequent to year end, these shares were converted to 8,245,000 shares of common stock.

(b)   COMMON             In 1998, the Company issued 2,000,000 and 1,000,000
      STOCK              shares of restricted common stock for 100% of the
                         outstanding stock of ISS and SIL, respectively. See
                         Note 3.

                         During 1998, the Company entered agreements with sales, investor relations and public relations firms to perform services for the Company. In return for these services, the Company issued 92,190 shares of its common stock and recorded expense of approximately $120,000.

                         As part of a five-year employment agreement with a key employee, the Company issued 5,000 shares of common stock as a signing bonus and recorded $8,750 of compensation expense. The agreement renews annually and can be canceled by either party under provisions of the agreement. Upon renewal of the agreement, the employee will receive 5,000 shares of common stock annually for two years. The agreement also includes 50,000 stock options with exercise prices of between $2 and $3 per share. These options will vest upon future events occurring. See Note 8(d).

                         During 1998, the Company recorded approximately $126,000 of compensation expense related to 348,000 shares of restricted common stock issued to the president at less than fair market value.

                         During 1998, the Company issued 573,150 shares of common stock upon the exercising of stock options.

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(c) WARRANTS             In return for the exclusive royalty free right to use,
                         sell and apply patents and other technology developed by an individual, the Company issued warrants to purchase 25,000 shares of common stock at 50% of their fair market value on the date of issuance. The individual will receive warrants to purchase a minimum of 75,000 shares and a maximum of 3,000,000 shares of common stock at 50% of the fair market value on the date of issuance. The number of shares varies with revenue generated by the technology on specific dates.
                         At December 31, 1998, the unissued warrants were not recorded as the future exercise price of the warrants cannot be estimated. See Note 3.

(d) STOCK OPTIONS

                         On October 22, 1997, the Company entered into three agreements to grant options to purchase common stock restricted under Securities Exchange Commission Rule 144 in consideration for consulting services. The options were granted for a total of 573,150 shares of the Company's $.0001 par value common stock with an exercise price of $.07 per share. All of the options were exercisable at December 31, 1997 and each option was to expire on October 21, 2002. Based on the use of the Black-Scholes option pricing model, the fair value of the stock options issued for these services was $221,333. As a result, the Company recognized $221,333 in consulting expense in 1998 related to the issuance of the common stock options. All of these options were exercised in 1998.

                         During 1997, the Company entered into a five-year employment agreement with its president. As part of the employment agreement, the Company granted options to the president to purchase up to 2,500,000 shares of the Company's $.0001 par value restricted common stock. In accordance with APB 25, the Company recognized $500,000 of compensation expense and $250,000 of deferred compensation. The options are subject to vesting conditions and have exercise prices between $1.50 and $3.00 per share.

                         During 1998, the Company granted options to five key employees to purchase up to 350,000 shares of restricted common stock with exercise prices between $1.50 and $3.50 per share. The vesting of these options are contingent on several future events. Should these events not occur, no options would vest. Therefore, these options were excluded from the pro forma amounts shown below.

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(d) STOCK OPTIONS,       All options expire 60 months from the date of the
    CONT'D               employment agreements.

                         The following summarizes stock option activity related to the Plan:

                                                                                                           Weighted
                                                                                       Options              Average
                                                                                   Outstanding      Exercise Prices
                         ------------------------------------------------------------------------------------------
                         Balance at August 22, 1997 (inception)                            -                 $  -
                              Granted                                              1,073,150         $.07 - $1.00
                              Exercised                                                    -                 $  -
                         -----------------------------------------------------------------------------------------

                         Balance at December 31, 1997                              1,073,150         $.07 - $1.00
                              Granted                                                      -                 $  -
                              Exercised                                             (573,150)                $.07
                         -----------------------------------------------------------------------------------------
                         Balance at December 31, 1998                                500,000                $1.00
                         =========================================================================================

                         The Company has elected to account for its stock-based compensation plans under APB 25. However, the Company has computed, for pro forma disclosure purposes, the value of all options granted during 1998 and 1997 using the minimum value method as prescribed by SFAS 123. Under this method, the Company used the risk-free interest rate at date of grant, expected volatility, expected dividend yield and the expected life of the options to determine the fair value of options granted. The risk-free interest rates ranged from 5.4% to 6.0%; expected volatility of 30% and a 0% dividend yield was assumed to be zero, and the expected life of the options was assumed to be five years based on the average vesting period of options granted.

                         If the Company had accounted for these options in accordance with SFAS 123, the total value of options granted during 1998 and 1997 would be amortized on a pro forma basis over the vesting period of the options. Thus, the Company's consolidated net loss would have increased as reflected in the following pro forma amounts:

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(d)   STOCK OPTIONS,
      CONT'D

                         PERIOD ENDED DECEMBER 31,                  1998                  1997
                         -------------------------------------------------------------------------
                         Net loss:
                             As reported                        $(1,909,642)          $  (907,094)
                             Pro forma                          $(1,909,642)          $(1,268,529)
                         Pro forma net loss per share           $      (.47)          $      (.72)
                         =========================================================================

9.    COMMITMENTS
      AND
      CONTINGENCIES

(a)   OPERATING          The Company leases its office facilities and certain
      LEASES             office and computer equipment under non-cancelable
                         operating leases which expire by December 2005. Rent expense under these leases was approximately $94,800 for 1998.

                         Future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

                         YEAR ENDING DECEMBER 31,
                         -------------------------------------------------------
                                 1999                               $    89,409
                                 2000                                    83,336
                                 2001                                    77,274
                         -------------------------------------------------------
                                 Total                              $   250,019
                         =======================================================

(b)   CAPITAL            The Company leases certain equipment under
      LEASES             non-cancelable capital leases, which are included in
                         fixed assets as follows:

                         DECEMBER 31, 1998
                         -------------------------------------------------------
                         Computer equipment                         $    39,000
                         Less accumulated depreciation                  (29,000)
                         -------------------------------------------------------
                                                                    $    10,000
                         =======================================================

                         Depreciation expense related to these capitalized leases was $14,000 during 1998.

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(b)   CAPITAL            Future minimum lease payments are as follows:
      LEASES, CONT'D
                         YEAR ENDING DECEMBER 31,
                         -------------------------------------------------------
                                  1999                                $  53,410
                                  2000                                   23,689
                                  2001                                    3,560
                         -------------------------------------------------------
                         Total minimum lease payments                    80,659
                         Amount representing interest                    (8,642)
                         -------------------------------------------------------
                         Present value of minimum lease payments      $  72,017
                         -------------------------------------------------------

                         Total obligation                             $  72,017
                         Less current portion                           (43,666)
                         -------------------------------------------------------
                         Long-term portion                            $  28,351
                         =======================================================


10.   CONCENTRATIONS

(a)   CREDIT RISK        The Company maintains cash balances at various
                         financial institutions primarily located in San Diego.
                         Accounts at these institutions are secured by the Federal Deposit Insurance Corporation up to $100,000.
                         The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash and cash equivalents.

(b)   FOREIGN ASSETS     Included in the Company's consolidated balance sheet at
                         December 31, 1998 are the assets of the Company's
                         United Kingdom operations, which total approximately
                         $1,765,000.

(c)   CUSTOMER           During 1998, the Company had two major customers that
                         accounted for sales of approximately $1,142,000 or 55% of consolidated revenue. At December 31, 1998, the amount receivable from these customers was approximately $122,000.

11.   OPERATING          The Company's operating structure includes operating
      SEGMENTS           segments:

(a)   SEGMENT            The Company has three reportable segments: Space
      PRODUCTS AND       Missions Division (SMD), ISS and SIL. The Space
      SERVICES           Missions Division is in the process of developing deep
                         space science exploration satellites. Through December
                         31, 1998, this Division had no revenue with outside customers. ISS provides engineering services, launch integration services and space vehicle integration services. SIL develops low cost satellites and satellite subsystems for use in space.

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(a) SEGMENT              The following is a summary of operating results and
    PRODUCTS AND         assets by segment for the year ended December 31, 1998:
    SERVICES, cont'd

                         (IN THOUSANDS)                   ISS         SIL         SMD       Total
                         ---------------------------------------------------------------------------
                         Net revenue from external
                            customers                  $  1,340    $    753    $      -    $  2,093
                         Depreciation and
                            amortization expense            (44)        (21)       (897)       (962)
                         Other segment expenses          (1,256)       (644)     (1,141)     (3,041)
                                                       ---------------------------------------------
                         Segment profit (loss)         $     40    $     88    $ (2,038)   $ (1,910)
                                                       =============================================

                         Total segment assets          $    575    $  1,765    $  7,675    $ 10,015
                         Less intersegment assets          (278)          -        (507)       (785)
                                                       ---------------------------------------------
                         Net segment assets            $    297    $  1,765    $  7,168    $  9,230
                                                       =============================================

                         Geographic Information:
                           Revenue
                         ---------------------------------------------------------------------------
                            United States              $  1,340    $      -    $      -    $  1,340
                            Europe                            -         753           -         753
                                                       ---------------------------------------------
                                                       $  1,340    $    753    $      -    $  2,093
                                                       =============================================

                           Assets
                         ---------------------------------------------------------------------------
                            United States              $    297    $      -    $  7,168    $  7,465
                            Europe                            -       1,765           -       1,765
                                                       ---------------------------------------------
                                                       $    297    $  1,765    $  7,168    $  9,230
                                                       =============================================


(b)   METHOD OF          Management evaluates the performance of its operating
      DETERMINING        segments separately to individually monitor the
      SEGMENT PROFIT     different factors affecting financial performance.
      OR LOSS            Segment profit or loss includes substantially all of
                         the segment's costs of production, distribution and administration. The Company manages income taxes on a global basis. Thus, management evaluates segment performance based on profit or loss before income taxes, exclusive of any significant gains or losses on the disposition of investments or other assets. The
                         Company typically manages and evaluates equity investments and related income on a segment level.

                                                                  SPACEDEV, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

12.   SETTLEMENT         In August 1998, the U.S. Securities and Exchange
      WITH U.S.          Commission (SEC) alleged that the Company and its
      SECURITIES AND     chairman made statements on the Internet regarding
      EXCHANGE           revenue and earnings estimates without a reasonable
      COMMISSION         basis and also misrepresented a financing agreement it
                         had with a broker-dealer.

                         During April 1999, the Company and its chairman agreed to settle the SEC's charges. Neither party paid any fines. Under the settlement, the Company neither admitted nor denied wrongdoing. The Company and its chairman agreed to be subject to stiffer sanctions for any future violations.


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